SIZELER PROPERTY INVESTORS, INC.

1-9349
ARIS
P.E.
12-31-02

SPI

ANNUAL REPORT
2002

A New York Stock Exchange Company

SIZ Listed NYSE

PROFILE

Sizeler Property Investors, Inc. (the "Company" or "Sizeler") is an equity real estate investment trust (REIT), which invests in retail and apartment properties in the southeastern United States. The Company currently owns thirty-one properties- two under construction and twenty-nine others consisting of three enclosed regional malls, three power centers, nine community shopping centers and fourteen apartment communities. Sixteen of the Company's properties are located in Louisiana, eleven in Florida and four in Alabama. Total leasable area of the retail centers is approximately 2.6 million s.f., and the apartment properties consist of approximately 3,400 existing units and 350 under construction. Sizeler's investment objective is to acquire and/or develop high-quality properties at attractive initial yields with potential for future growth in cash flows.


SPI
Enclosed Malls
Power Shopping Centers
Shopping Centers
Apartment Complexes

FINANCIAL HIGHLIGHTS

Year Ended December 31, 2000, 2001, 2002[1]	2000	2001	2002
Funds from operations[2]	$ 12,907	$ 13,694	$ 13,328
Diluted funds from operations[2]	$ 18,101	$ 18,888	$ 18,867
Net income before non-recurring items[3]	$ 2,328	$ 2,923	$ 2,997
Net Income	$ 2,328	$ 2,203	$ 2,842
Per Share:			
Basic funds from operations[2]	$ 1.62	$ 1.65	$ 1.04
Diluted funds from operations[2]	$ 1.42	$ 1.44	$ 1.04
Net income before non-recurring items[3]	$ 0.29	$ 0.35	$ 0.19
Net Income	$ 0.29	$ 0.27	$ 0.18
Real estate investments	$ 349,675	$ 350,284	$ 365,947
Total liabilities	$ 218,294	$ 185,087	$ 185,190
Shareholders' equity	$ 67,127	$ 94,683	$ 102,556
Total shopping center square feet	2,680,247	2,571,371	2,569,365
Total number of apartment units[4]	3,398	3,398	3,398

(1) All dollar amounts are stated in thousands, except per-share amounts

(2) Funds from operations is a measurement of financial performance defined by the Company as net income, excluding gains or losses from sales of property and those items defined as extraordinary under accounting principles generally accepted in the United States of America (GAAP), certain non-recurring charges, plus depreciation on real estate assets, and after adjustments for unconsolidated partnerships to reflect funds from operations on the same basis.

(3) In 2001, the Company recorded a gain of $506,000 related to the sale of a property and recorded a non-recurring charge of $1,226,000 related to an acquisition. In 2002, the Company recorded an extraordinary loss of $155,000 from the early extinguishment of debt.

(4) Upon completion of two developments currently under construction, the number of apartment units will total 3,748.

L E T T E R   T O   S H A R E H O L D E R S

To Our Shareholders:

For the year ended December 31, 2002, basic funds from operations totaled $13.3 million, compared to $13.7 million earned for the same period a year ago. Basic funds from operations was $1.04 per share on weighted average shares outstanding of 12,855,000 for the twelve months of 2002, compared to $1.65 per share on weighted average shares outstanding of 8,313,000 for the same period in 2001. The increase of 4,542,000 shares or 55% of the weighted average shares was due to the new shares issued in the common stock offering completed in December, 2001 and shares issued from the Company's direct stock purchase and dividend reinvestment plan.

TABLE 1:
REVENUE GROWTH
For Years Ended 1999, 2000, 2001, 2002


$49,969
$51,441
$52,556
$52,787
$50,000
$40,000
$30,000
$20,000
$10,000
1999
2000
2001
2002
RETAIL
APARTMENTS

Operating revenues totaled $52.8 million for the year ended December 31, 2002, compared to $52.1 million, on a same-store basis, earned a year ago. Operating revenues for the years ended December 31, 2002 and 2001 are not comparable due to the sale of a property during July of 2001. Operating revenues for 2001 were $52.6 million. Same-store operating costs were $19.5 million in 2002, compared to $17.9 million in 2001, after excluding the effects of certain expenses through the first nine months of 2001 related to a fourth quarter 2001 property management company acquisition. The increase in operating costs was due primarily to increased insurance costs and real estate taxes. Interest expense for the year ended December 31, 2002 decreased approximately $1.9 million compared to 2001. Interest expense was reduced due to the Company's issuance of marketable equity securities in the fourth quarter of 2001, the proceeds of which were used to reduce the Company's floating rate bank debt. Net operating income totaled $33.2 million for the year ended December 31, 2002, compared to $32.8 million in 2001.

In the second quarter of 2002, the Company completed the refinancing of its convertible subordinated debentures originally due in 2003.

LOOKING AHEAD, the Company continues to grow its apartment portfolio with 350 new units coming on line from the completion of the the Governors Gate II and Greenbrier Estates apartment communities. We continue to evaluate opportunities for growth in the retail portfolio, which will add to the Company's potential cash flows and ultimately enhance long-term shareholder value. Management and the Board of Directors wish to thank you, our shareholders, for your continued support and commitment to Sizeler Property Investors, Inc.

Sidney W. Lassen
Chairman and Chief Executive Officer

Thomas A. Masilla, Jr.
Vice Chairman and President

January 27, 2003


DOLLAR TREE

Town and Country Shopping Center, Palatka, Florida

RETAIL PROPERTY PORTFOLIO

For the year ended December 31, 2002, the Company's retail properties accounted for approximately 55% of revenues and were 94% leased at year end. Retail revenues totaled $28.8 million for the year ended 2002, compared to $28.1 million, on a same-store basis in the prior year. Operating revenues for the years ended December 31, 2002 and 2001 are not comparable due to the sale of a property during July of 2001. Operating revenues for the twelve month period ended December 31, 2001 were $28.6 million.

As of December 31, 2002, approximately 92% of the Company's gross leased area was leased to national and regional tenants, accounting for approximately 90% of the retail portfolio's minimum rents.

Sizeler's retail portfolio of fifteen properties contains approximately 2.6 million s.f. of gross leasable area. It consists of three enclosed regional shopping malls located in Louisiana, three power shopping centers located in Florida and nine community shopping centers located in Louisiana (7) and Florida (2).

TABLE 2:
RETAIL OCCUPANCY AT 12/31
For Years Ended 1999, 2000, 2001, 2002


100%
95%
90%
85%
80%
91%
92%
91%
94%
1999
2000
2001
2002

RETAIL SQUARE FOOTAGE


731,000 sf
1,148,000 sf
690,000 sf
Malls
Power Centers
Community Shopping Centers

APARTMENT PROPERTY PORTFOLIO

The Company's apartment properties accounted for approximately 45% of revenues for the year ended December 31, 2002. Apartment properties were 92% leased at year end. Revenues totaled $24.0 million for the years ended 2002 and 2001.

Construction is continuing on the Company's two new apartment communities; the second phase of its Governors Gate Apartment community located in Pensacola, Florida and Greenbrier Estates, which is located in proximity to the Company's North Shore Square Mall located in Slidell, Louisiana. These two developments will add approximately 350 new units to the existing apartment portfolio at an




Greenbrier Apartments, Slidell, Louisiana.



Governor's Gate II, Pensacola Florida

estimated cost of approximately $25 million.

The apartment portfolio consists of sixteen properties, two under construction containing 350 units and fourteen properties containing approximately 3,400 units, located in Florida, Alabama and Louisiana.

TABLE 3:
APARTMENT LEASED % AT 12/31
For Years Ended 1999, 2000, 2001, 2002


100%
95%
90%
85%
80%
96%
97%
95%
92%
1999
2000
2001
2002

2003 FOCUS AND BEYOND

The Company's ongoing strategy for continued growth is as follows:

- Control and develop sites in proximity or adjacent to existing properties in targeted geographic markets;
- Improve the operating performance of existing properties through effective and efficient leasing and management programs;
- Implement programs of redevelopment or expansion of certain properties; and
- Acquire shopping center and apartment properties within targeted geographic markets.

The Company believes its regional concentration and substantial knowledge of the markets in which it operates afford a competitive advantage in the identification of real estate trends and investment opportunities within these markets. This advantage is essential to the Company's overall strategy to create long-term value for its shareholders.

TABLE 4:
TOTAL RETURN AT 12/31
For Year Ended 2002


40%
20%
0%
-20%
-31%
-23%
-22%
13%
NASDAQ
SIZ
DJIA
S&P 500

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31 2002	December 31 2001
ASSETS		
Real estate investments		
Land	$ 53,751,000	$ 52,859,000
Buildings and improvements, net of accumulated depreciation of $97,322,000 in 2002 and $86,627,000 in 2001	214,039,000	209,951,000
Investment in real estate partnership	835,000	847,000
	268,625,000	263,657,000
Cash and cash equivalents	3,648,000	1,228,000
Accounts receivable and accrued revenue, net of allowance for doubtful accounts of $116,000 in 2002 and $165,000 in 2001	2,787,000	3,393,000
Prepaid expenses and other assets	12,686,000	11,492,000
Total Assets	$ 287,746,000	$ 279,770,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ 108,883,000	$ 111,223,000
Notes payable	9,250,000	2,390,000
Accounts payable and accrued expenses	9,575,000	8,705,000
Tenant deposits and advance rents	883,000	891,000
	128,591,000	123,209,000
Convertible subordinated debentures	56,599,000	61,878,000
Total Liabilities	185,190,000	185,087,000
SHAREHOLDERS' EQUITY		
Series A preferred stock, 40,000 shares authorized, none issued	---	---
Series B cumulative redeemable preferred stock, par value $0.0001 per share, liquidation preference $25 per share, 2,476,000 shares authorized, 336,000 issued and outstanding in 2002, none in 2001	1,000	---
Common stock, par value $0.0001 per share, 51,484,000 shares authorized, shares issued and outstanding -- 13,079,000 in 2002 and 12,013,000 in 2001	1,000	1,000
Excess stock, par value $0.0001 per share, 16,000,000 authorized, none issued	---	---
Additional paid-in capital	169,520,000	152,266,000
Accumulated other comprehensive gain (loss)	20,000	(8,000)
Cumulative net income	44,774,000	41,932,000
Cumulative distributions paid	(111,760,000)	(99,508,000)
Total Shareholders' Equity	102,556,000	94,683,000
Total Liabilities and Shareholders' Equity	$ 287,746,000	$ 279,770,000

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2002	2001	2000
OPERATING REVENUE			
Rental income	$ 52,682,000	$ 52,458,000	$ 51,324,000
Equity in income of partnership	105,000	98,000	117,000
	52,787,000	52,556,000	51,441,000
OPERATING EXPENSES			
Utilities	2,225,000	2,230,000	2,246,000
Real estate taxes	4,316,000	4,076,000	3,933,000
Administrative expenses	5,505,000	4,446,000	2,648,000
Operations and maintenance	7,966,000	7,946,000	7,689,000
Other operating expenses	5,032,000	5,512,000	5,574,000
Depreciation and amortization	11,369,000	11,409,000	11,173,000
	36,413,000	35,619,000	33,263,000
INCOME FROM OPERATIONS	16,374,000	16,937,000	18,178,000
Interest expense	13,377,000	15,240,000	15,850,000
NET INCOME BEFORE GAIN ON SALE OF REAL ESTATE AND EXTRAORDINARY ITEM	2,997,000	1,697,000	2,328,000
Gain on sale of real estate	---	506,000	---
NET INCOME BEFORE EXTRAORDINARY ITEM	2,997,000	2,203,000	2,328,000
Extraordinary item - early extinguishment of debt	(155,000)	---	---
NET INCOME	$ 2,842,000	$ 2,203,000	$ 2,328,000
NET INCOME ALLOCATION			
Allocable to preferred shareholders	547,000	---	---
Allocable to common shareholders	2,295,000	2,203,000	2,328,000
NET INCOME	$ 2,842,000	$ 2,203,000	$ 2,328,000
Net income per common share - basic and diluted			
Income before extraordinary item	$ 0.19	$ 0.27	$ 0.29
Extraordinary item	(0.01)	---	---
Net income	$ 0.18	$ 0.27	$ 0.29
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	12,855,000	8,313,000	7,950,000

PROPERTY PORTFOLIO

ENCLOSED MALLS

Hammond Square
Hammond, Louisiana

North Shore Square
Slidell, Louisiana

Southland
Houma, Louisiana

POWER SHOPPING CENTERS

Lantana Plaza
Palm Beach County, Florida

Town & Country
Palatka, Florida

Westward
West Palm Beach, Florida

COMMUNITY SHOPPING CENTERS

Airline Park
Metairie, Louisiana

Azalea Gardens
Jefferson, Louisiana

Colonial
Harahan, Louisiana

Gonzales Plaza
Gonzales, Louisiana

Rainbow Square
Dunnellon, Florida

Southwood
Gretna, Louisiana

Weeki Wachee Village
Weeki Wachee, Florida

Westgate
Alexandria, Louisiana

Westland
Kenner, Louisiana

APARTMENT COMMUNITIES

Bel Air
Mobile, Alabama

Bryn Mawr
Naples, Florida

Colonial Manor
Harahan, Louisiana

Garden Lane
Gretna, Louisiana

The Georgian
New Orleans, Louisiana

Governors Gate
Pensacola, Florida

Hampton Park
Mobile, Alabama

Jamestown
Pensacola, Florida

Lafayette Square
Mobile, Alabama

Lakeview Club
Ft. Lauderdale, Florida

Magnolia Place
New Iberia, Louisiana

Pine Bend
Mobile, Alabama

Steeplechase
Lafayette, Louisiana

Woodcliff
Pensacola, Florida

APARTMENT PROPERTIES UNDER CONSTRUCTION

Governor's Gate II
Pensacola, Florida

Greenbrier Estates
Slidell, Louisiana

CORPORATE HEADQUARTERS
Sizeler Property Investors, Inc.
2542 Williams Blvd.
Kenner, LA 70062

FOR FINANCIAL INFORMATION
Thomas A. Masilla, Jr.
Vice Chairman and President

Charles E. Miller, Jr.
Chief Financial Officer
Phone: (504) 471-6200
Fax: (504) 471-6291

STAY CURRENT ON SIZELER PROPERTY INVESTORS, INC. BY VISITING OUR WEBSITE AT:
www.sizeler.net
Our website provides financial information, archived news, SEC filings, and viewers can take a virtual tour through the Company's property portfolio.

STOCK TRANSFER AGENT AND REGISTRAR
The Bank of New York
Phone: 1-800-524-4458
Address shareholder inquiries to:
Shareholder Relations Department
P. O. Box 11258
Church Street Station
New York, NY 10286

Send certificates for transfer and address changes to:
Receive and Deliver Department
P. O. Box 11002
Church Street Station
New York, NY 10286

E-mail Address:
Shareowner-svcs@bankofny.com
Stock Transfer Website: http://stockbny.com

EXCHANGE LISTINGS
Common Stock (SIZ) is traded on the New York Stock Exchange (NYSE).

FORM 10-K

N O T E S

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002 **Commission File Number 1-9349**

SIZELER PROPERTY INVESTORS, INC.
(Exact name of registrant, as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**72-1082589** (I.R.S. Employer Identification No.)
2542 Williams Blvd. **Kenner, Louisiana** (Address of principal executive offices)	**70062** (Zip Code)

Registrant's telephone number, including area code: (504) 471-6200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0001 par value	New York Stock Exchange
Preferred Stock, $.0001 par value	New York Stock Exchange
9% Convertible Subordinated Debentures, due 2009	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ___

Indicate by check mark if disclosure of delinquent files pursuant to Item 405 of the Registration S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K (✓).

Indicate by check mark whether the registrant is an accelerated filer (as defined in rule 126-2) Yes ____ No ✓

The aggregate market value of voting stock held by non-affiliates of the registrant was $107,138,875 at March 7, 2003.

The number of shares of common stock outstanding at March 7, 2003, was 13,083,759.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the annual meeting of its shareholders to be held in May 2003 are incorporated by reference in Part III of this report.

PART I

Item 1. *Business*

The Company

Sizeler Property Investors, Inc. (the "Company") is self-administered, in that it provides its own investment and administrative services internally, and self-managed, in that it provides property management services internally, real estate investment trust (REIT), which focuses on income producing retail shopping centers and apartment communities in the southeastern United States. At December 31, 2002, the Company's investment portfolio included interests in three enclosed shopping malls, three power shopping centers, nine community shopping centers, and sixteen apartment communities, two of which are under construction. The properties are located in Louisiana (16), Florida (11), and Alabama (4). Leaseable area of the retail properties totalled approximately 2.6 million s.f. and the apartment communities contained 3,398 units with another 350 under construction. At December 31, 2002, the Company's retail and apartment properties were approximately 94% and 92% leased, respectively. The Company defines "leased" as an executed conveyance whereby the tenant possesses the premises, including those in which the tenant may not have commenced occupancy or rental payments.

The Company was organized as a Delaware corporation with perpetual existence on October 28, 1986. In May 2001, shareholders approved the reincorporation of the Company as a Maryland corporation by merger of the Company into a newly formed wholly-owned subsidiary of the Company incorporated in Maryland. The reincorporation became effective June 25, 2001.

The Company has elected to qualify and be treated as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code. At December 31, 2002, the Company employed 195 employees.

Investment Objective and Strategic Plan

The Company's primary objective is to increase shareholder value through an effective value-added asset management program which emphasizes increasing funds from operations, the appreciation of property values and the selective development of new properties.

The Company owns approximately 69 acres of land in proximity or adjacent to existing properties which are available for development. Construction is continuing on the Company's two new apartment communities; the second phase of its Governors Gate apartment community in Pensacola, Florida and Greenbrier Estates, which is located in proximity to the North Shore Square Mall in Slidell, Louisiana. The two developments, totaling approximately 350 units, will be completed at an estimated cost of approximately $25 million. Both developments will be substantially completed in 2003. The Company may also make selective property acquisitions and participate with other entities in property ownership through joint ventures or other types of co-ownership.

The Company's strategy for growth is to (1) control and develop sites in proximity or adjacent to existing properties in targeted geographic markets; (2) improve the operating performance of its properties through effective and efficient leasing and management programs; (3) implement programs of redevelopment or expansion of certain properties; and (4) acquire shopping center and apartment properties in the strongest submarkets within targeted geographic markets.

Sizeler Property Investors, Inc. has a general goal of balancing its portfolio between retail shopping centers and apartment communities. The Company believes its investment in both retail shopping centers and apartment communities, which provide basic necessary services for everyday living, generates a stable revenue stream that reduces exposure to economic downturns. At December 2002, approximately 60% of the portfolio consisted of investments in retail properties (which accounted for approximately 55% of total revenues) and 40% consisted of investments in apartment communities (which accounted for approximately 45% of total revenues).

The Company believes its regional concentration and substantial knowledge of the markets in which it operates affords a competitive advantage in the identification of real estate trends and investment opportunities within these markets. This advantage should enhance the Company's overall strategy to increase cash flow and portfolio value through:

- Maximizing rental income by achieving an optimum level of rental rates and occupancy levels;
- Operating properties in a cost-effective manner;
- Renovating properties in order to maintain and improve its competitive position and performance in the marketplace; and,
- Assessing the most cost-effective sources of capital to finance properties.

Numerous factors are considered in the evaluation of potential real estate investments including, but not limited to, the following:

- Acquisition and/or development cost and initial cash flow in relation to yield objective;
- The presence of or proximity to potential environmental issues;
- Current and historical occupancy levels;
- Current and historical sales levels of retail tenants;
- Credit-worthiness;
- The potential to increase cash flow through effective property management;
- Geographic area and demographic profile;
- Property size and composition of tenants;
- Availability of financing, including the possibility of assuming existing financing or the potential for refinancing;
- Condition, quality of design, construction and other physical attributes;
- Level of real property taxes and property insurance and the ability to pass through these costs to tenants;
- Current and expected economic environment of local and regional real estate markets;
- Anticipated future treatment under applicable federal, state and local tax laws and regulations;
- Entry barriers exist for comparable products; and,
- Potential for appreciation in value.

The Company holds its properties as long-term investments and has no maximum holding period, but may determine to sell certain properties that no longer meet its investment criteria. The Company may provide financing in connection with such sales of property if market conditions so require, but it does not presently intend to make loans other than in connection with such transactions. The Company has no present intention of underwriting securities of other issuers. The strategies and policies set forth above were determined and are subject to review by the Company's Board of Directors, which may change such strategies or policies based upon its evaluation of the state of the real estate market, the performance of the Company's assets, capital market conditions, and other relevant factors. The Company provides annual reports to its stockholders, which contain financial statements audited by the Company's independent public accountants.

Competition

Competition in the market areas in which the Company operates is significant and affects acquisitions and/or development of properties, occupancy levels, rental rates, and operating expenses of certain properties. The Company also competes with a wide variety of institutions and other investors for capital funds necessary to support its investment activities and asset growth.

The Company believes that the significant operating and financial experience of management, combined with the Company's regional concentration, as well as the location, quality, condition, and overall appearance of its properties, should enable the Company to continue to compete effectively with other entities.

Environmental Matters

Investments in real property have the potential for environmental liability on the part of the owner of such property. The Company is not aware of any environmental liabilities to the Company relating to the Company's investment properties which would have a material adverse effect on the Company's business, assets, or results of operations.

The Company's guidelines require a Phase I environmental study prior to the acquisition or development of a property that, because of its prior use or its proximity to other properties with environmental risks, may be subject to possible environmental hazards. Where determined appropriate by a Phase I study, a more extensive evaluation may be undertaken to further investigate the potential for environmental liability prior to an investment in a property. The Company does not presently maintain insurance coverage for environmental liabilities.

Executive Officers

The Company is self-administered and does not engage a separate advisor or pay an advisory fee for administrative or investment services. Management of the Company is provided by its officers. The executive officers of the Company are elected annually by, and serve at the discretion of, the Board of Directors.

The executive officers of the Company are as follows:

Name	Age	Position(s) with the Company
Sidney W. Lassen	68	Chairman of the Board and Chief Executive Officer
Thomas A. Masilla, Jr.	56	Vice Chairman of the Board, President, and Principal Operating Officer
Charles E. Miller, Jr.	49	Chief Financial Officer
James W. Brodie	34	Secretary and Vice President of Acquisition, Development and Apartments

Sidney W. Lassen has served as Chairman of the Board and Chief Executive Officer since the Company's inception in 1986, and has been involved in the acquisition, development, management, and disposition of shopping center and apartment properties for over 40 years. Mr. Lassen previously served as a trustee of the International Council of Shopping Centers, the national association for the shopping center industry, and as Chairman, President, and Chief Executive Officer of Hibernia National Bank and Hibernia Corporation. He is also Chairman of the Board and Chief Executive Officer of Sizeler Realty Co., Inc. and serves as a Director of Hibernia Corporation and Hibernia National Bank. Mr. Lassen also serves on the Board of Administrators of Tulane University and is Chairman of both the Finance and Bond Committee and the Real Estate Committee of the Board of Administrators of Tulane University.

Mr. Masilla formerly practiced as a certified public accountant and was elected to the position of Vice Chairman of the Company in 1994, Principal Operating Officer and President in 1995, and has been a member of the Company's Board of Directors since 1986. Mr. Masilla has been a corporate executive and manager for more than 30 years, with extensive experience in both the real estate and commercial bank industries.

Mr. Brodie has served as Vice-President since 1991 and secretary since 1999. He has been involved in the acquisition, development, management, and disposition of shopping center and apartment properties since he joined the Company in May 1989.

Mr. Miller joined the management team as Chief Financial Officer in December 2002. Mr. Miller practiced as a certified public accountant with the national accounting firm of Coopers and Lybrand as a senior audit manager before moving into private industry. He is a senior real estate financial executive with over 20 years of public and private accounting, auditing and financial management experience.

Property Management

On October 5, 2001, the Company became self-managed as a result of the acquisition of Sizeler Real Estate Management Co., Inc. (the "Management Company") from Sizeler Realty Co., Inc. The Management Company had been property manager since the inception of the Company in 1986. As a result of the transaction, the Management Company operates as a wholly-owned subsidiary of the Company.

Economic Conditions

The Company is affected by national and local economic conditions and changes in the real estate and capital markets. The financial performance of the retail properties are partially dependent upon the strength of retail sales, which are directly affected by trends in employment and personal income. Apartment properties are affected by market conditions, economic trends, and employment conditions in the communities in which they are located.

Sixteen of the Company's properties, comprising approximately 46% of its investment portfolio, are located in Louisiana. The Louisiana economy, since the late 1980's, has experienced positive growth as reflected in higher levels of employment and an increase in general economic activity. The national and global economies also have an impact on Louisiana, particularly as they affect the tourism, convention, energy, and port industries, which are important segments of the Louisiana economy.

Eleven of the Company's existing properties, comprising approximately 41% of its investment portfolio, are located in Florida. The Florida economy was historically dominated by farming; however, in recent years it was greatly expanded into other economic sectors. While the state still leads the southeast in farm income, tourism is the leading economic sector. Construction, software production, manufacturing, and health technology also contribute heavily to the Florida economy.

To diversify its portfolio and reduce the risks of geographic concentration and economic dependency on a primary industry, the Company began a program in 1988 of acquiring properties in other states in the Gulf South region. As of the date of this filing, the Company has properties in Louisiana (46%), Florida (41%), and Alabama (13%).

Item 2. ***Properties***

As of December 31, 2002, the Company's real estate portfolio included interest in fifteen shopping centers and sixteen apartment communities, two of which, are currently under construction. The Company holds, directly or indirectly through both wholly-owned subsidiaries and majority-owned entities, a fee interest in twenty-nine of its properties, and long-term ground leases on the remaining two properties - Southwood Shopping Center in Gretna, Louisiana and the Westland Shopping Center in Kenner, Louisiana. Sixteen properties are held through partnerships and limited partnerships whereby the majority owner is a wholly-owned subsidiary of the Company. The minority interests in these entities are held by third party corporations who have contributed capital for their respective interests. The other fifteen properties in the portfolio are held through wholly-owned subsidiary corporations and limited liability companies. The Company, the wholly-owned subsidiaries and majority-owned partnerships and limited partnerships are referred to collectively as the "Company". Fifteen of the Company's properties were subject to mortgage loans at December 31, 2002.

In the opinion of Management, all of the Company's properties are well maintained and in good repair, suitable for their intended uses, and are adequately covered by insurance.

The following table sets forth certain information concerning the Company's real estate investments as of December 31, 2002:

Description	Year (s) Completed	Year (s) Renovated	Gross Leasable Area in Square Feet or Rentable Units	Percent Leased (c) December 31 2002	2001
Regional Enclosed Malls (3)					
Hammond Square (Hammond, Louisiana)	1978	1992, 1995	361,000 431,000 (a)	83%	87%
North Shore Square (Slidell, Louisiana)	1986	1995, 2001, 2002	353,000 621,000 (a)	96%	98%
Southland Mall (Houma, Louisiana)	1970, 1981	1994	434,000 588,000 (a)	93%	93%
Power Shopping Centers (3)					
Lantana Plaza (Palm Beach County, Florida)	1992	1999	274,000	99%	98%
Town & Country (Palatka, Florida)	1989	2000, 2001, 2002	193,000	96%	82%
Westward (W. Palm Beach, Florida)	1961, 1990	1995, 2000	222,000	98%	78%
Community Shopping Centers (9)					
Airline Park (Metairie, Louisiana)	1973	1986, 2001	54,000	92%	92%
Azalea Gardens (Jefferson, Louisiana)	1950	1986, 2002	45,000	100%	100%
Colonial (Harahan, Louisiana)	1967	1987, 1999	45,000	77%	100%
Gonzales Plaza (Gonzales, Louisiana)	1989	2001, 2002	73,000 290,000 (a)	92%	29%
Rainbow Square (Dunnellon, Florida)	1986	2001	75,000 117,000 (a)	100%	99%
Southwood (b) (Gretna, Louisiana)	1986	2001	40,000	92%	100%
Weeki Wachee Village (Weeki Wachee, Florida)	1987	2000, 2002	82,000	93%	92%
Westgate (Alexandria, Louisiana)	1964	1987, 2001	208,000	98%	98%
Westland (Kenner, Louisiana)	1966	1990, 1999	110,000	100%	99%
			2,569,000	94%	91%
Apartment Communities (14)					
Bel Air (Mobile, Alabama)	1968, 1974	---	202 units	81%	94%
Bryn Mawr (Naples, Florida)	1991	1999	240 units	98%	99%
Colonial Manor (Harahan, Louisiana)	1967	1994	48 units	100%	100%
Garden Lane (Gretna, Louisiana)	1966, 1971	1999	262 units	95%	99%
Georgian (New Orleans, Louisiana)	1951	1993	135 units	100%	93%
Governors Gate (Pensacola, Florida)	1999	---	240 units	97%	98%
Hampton Park (Mobile, Alabama)	1977	1995	300 units	87%	94%
Jamestown Estates (Pensacola, Florida)	1972	---	177 units	93%	98%
Lafayette Square (Mobile, Alabama)	1969-1972	1995, 1999	675 units	82%	90%
Lakeview Club (Ft. Lauderdale, Florida)	1992	---	443 units	96%	96%
Magnolia Place (New Iberia, Louisiana)	1984	---	148 units	98%	96%
Pine Bend (Mobile, Alabama)	1979	---	152 units	93%	96%
Steeplechase (Lafayette, Louisiana)	1982	---	192 units	99%	95%
Woodcliff (Pensacola, Florida)	1977	1999	184 units	96%	97%
			3,398 units	92%	95%

(a) The larger number is the total area of the indicated center, including owner-occupied stores in which the Company has no ownership interest. Hammond Square and Southland Mall have stores owned by Dillard Department Stores, Inc., comprising 70,000 s.f. and 154,000 s.f. of space, respectively; North Shore Square Mall has stores owned by Dillard Department Stores, Inc. comprising 116,000 s.f. and 77,000 s.f. of space, and Mervyn's comprising 75,000 s.f. of space; Gonzales Plaza and Rainbow Square Shopping Centers have stores owned by Wal-Mart Stores, Inc., comprising 217,000 s.f. and 42,000 s.f., of space respectively.

(b) The Company has a 50% partnership interest in Southwood Shopping Center.

(c) The Company defines "leased" as an executed conveyance whereby the tenant possesses the premises, including those in which the tenant may not have commenced occupancy or rental payments. Percent leased for retail is computed as the ratio of total space leased, including anchor stores, to total leasable space, expressed as a percentage. The computation excludes owner-occupied stores in which the Company has no ownership interest.

Item 3. ***Legal Proceedings***

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties. The Company is presently, and from time to time, subject to claims and lawsuits arising in the ordinary course of business, which are routine in nature or expected to be covered by the Company's liability insurance.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2002.

PART II

Item 5. ***Market for Registrant's Common Stock and Related Stockholder Matters***

The Company's shares of common stock ("shares") are listed for trading on the New York Stock Exchange under the symbol "SIZ".

The following table sets forth the high and low sales price of the shares for the periods indicated, as reported by the New York Stock Exchange, and the dividends paid per share in such periods.

	High	Low	Dividends Paid
2002			
1st Quarter	$ 9.90	$ 9.02	$0.23
2nd Quarter	10.99	9.52	0.23
3rd Quarter	11.35	9.00	0.23
4th Quarter	10.18	8.82	0.23
2001			
1st Quarter	$ 8.82	$ 6.94	$0.23
2nd Quarter	9.76	8.31	0.23
3rd Quarter	10.33	8.60	0.23
4th Quarter	10.00	8.50	0.23

As of March 7, 2003, there were 839 individually listed owners of record of the Company's shares. Approximately 95% of the Company's outstanding shares are held in nominee name by CEDE & Co., which is accounted for as a single shareholder of record for multiple beneficial owners. CEDE & Co. is a nominee of the Depository Trust Company (DTC), with respect to securities deposited by participants with DTC, e.g., mutual funds, brokerage firms, banks, and other financial organizations.

The Company has paid dividends in each quarter since its inception as a publicly owned company in 1987, with a cumulative total of approximately $112 million paid to shareholders over this time period.

Under the REIT rules of the Internal Revenue Code, the Company must pay at least 90% of its ordinary taxable income as dividends in order to avoid taxation as a regular corporation. The declaration of dividends is a discretionary decision of the Board of Directors and depends upon the Company's funds from operations, financial requirements, tax considerations, and other factors. A portion of the Company's dividends paid may be deemed capital gain income, a return of capital, or both, to its shareholders. The Company annually provides its shareholders a statement as to its designation of the taxability of the dividend. Dividends are declared and paid quarterly for both preferred and common shares.

The federal income tax status of common stock dividends per share paid for each of the five years ended December 31 was as follows:

	2002	2001	2000	1999	1998
Ordinary Income	$0.31	$0.54	$0.54	$0.54	$0.62
Return of Capital	0.61	0.30	0.37	0.34	0.27(a)
Capital Gain	---	0.08	---	---	---
Total	$0.92	$0.92	$0.91	$0.88	$0.89

(a) Includes a $0.01 per share distribution for the redemption of stock purchase rights in connection with the Company's adoption of a replacement shareholder rights plan.

The Company paid $410,000 in preferred dividends on its Series B Cumulative Redeemable Preferred Stock in 2002, all of which was classified as ordinary income for federal income tax purposes.

The Company has a dividend reinvestment plan pursuant to which the Company's shareholders of record may use their dividends to purchase additional shares. The Company has reserved shares for issuance under the plan and may also direct the agent to acquire additional shares through open market purchases for issuance pursuant to the plan.

Item 6. *Selected Financial Data*

The following table sets forth selected consolidated financial data (in thousands, except per share data) for the Company and its subsidiaries and should be read in conjunction with the consolidated financial statements and notes thereto included herein:

	Year ended December 31				
	2002	2001	2000	1999	1998
OPERATING DATA [1]					
Operating Revenue					
Rents and other income	$ 52,682	$ 52,458	$ 51,324	$ 49,848	$ 47,680
Equity in income of partnership	105	98	117	121	111
	52,787	52,556	51,441	49,969	47,791
Operating Expenses [2]	(36,413)	(35,619)	(33,263)	(32,604)	(30,481)
INCOME FROM OPERATIONS	16,374	16,937	18,178	17,365	17,310
Interest Expense	(13,377)	(15,240)	(15,850)	(15,018)	(14,554)
NET INCOME BEFORE GAIN ON SALE OF REAL ESTATE	2,997	1,697	2,328	2,347	2,756
Gain on sale of real estate	---	506	---	---	---
NET INCOME BEFORE EXTRAORDINARY ITEM	2,997	2,203	2,328	2,347	2,756
Extraordinary item - early extinguishment of debt	(155)	---	---	---	---
NET INCOME	$ 2,842	$ 2,203	$ 2,328	$ 2,347	$ 2,756
Funds From Operations - Basic [3]	$ 13,328	$ 13,694	$ 12,907	$ 12,603	$ 12,284
Funds From Operations - Diluted [4]	$ 18,867	$ 18,888	$ 18,101	$ 17,868	$ 17,562
Net Cash Provided by (Used in):					
Operating Activities	$ 12,661	$ 9,137	$ 11,150	$ 10,345	$ 10,856
Investing Activities	$ (14,536)	$ (2,047)	$ (10,496)	$ (9,925)	$ (16,966)
Financing Activities	$ 4,295	$ (7,758)	$ (95)	$ (233)	$ 6,132
Dividends Paid	$ 12,252	$ 7,601	$ 7,234	$ 6,938	$ 7,330
Per Share Data:					
Net income - Basic and Diluted	$ 0.18	$ 0.27	$ 0.29	$ 0.30	$ 0.33
Dividends paid	$ 0.92	$ 0.92	$ 0.91	$ 0.88	$ 0.88
Weighted Average Shares Outstanding	12,855	8,313	7,950	7,888	8,331
	2002	2001	2000	1999	1998
BALANCE SHEET DATA					
Gross Investment in Real Estate	$ 365,947	$ 350,284	$ 349,675	$ 339,306	$ 329,390
Total Assets	287,746	279,770	285,421	284,947	284,939
Mortgage Notes Payable	108,883	111,223	113,163	84,712	89,869
Notes Payable	9,250	2,390	35,716	59,988	49,178
Convertible Subordinated Debentures	56,599	61,878	61,878	61,878	62,878
Total Liabilities	185,190	185,087	218,294	213,990	208,718
Shareholders' Equity	102,556	94,683	67,127	70,957	76,221

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding factors such as property development and other transactions which have affected operating performance during the periods indicated.

(2) In 2001, the Company recorded a non-recurring charge of $1.2 million related to the acquisition of the Management Company.

(3) Funds from operations (FFO) is defined by the Company as net income, excluding gains or losses from sales of property and those items defined as extraordinary under accounting principles generally accepted in the United States of America (GAAP), certain non-recurring charges, plus depreciation on real estate assets and after adjustments for unconsolidated partnerships to reflect funds from operations on the same basis.

(4) Diluted funds from operations reflects the adjustments that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. The calculation assumes the conversion of the Company's convertible subordinated debentures and the related reduction in interest expense and deferred bond issuance amortization costs.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. Historical results and percentage relationships, including trends which might appear, set forth in the consolidated statements of income contained in the consolidated financial statements, should not be taken as indicative of future operating results.

The Company's real estate investment portfolio is composed of fifteen retail properties and sixteen apartment communities, two of which are currently under construction. As of December 31, 2002, the Company's gross investment in real estate totaled $366 million and consisted of approximately 60%, or $219 million, in retail properties and approximately 40%, or $147 million, in apartment communities. Total revenue for 2002, was $52.8 million, and consisted of approximately 55%, or $28.8 million, generated by the retail properties, and approximately 45%, or $24.0 million, generated by the apartment communities.

On May 1, 2002, the Company completed an exchange offer for its outstanding 8.0% convertible subordinated debentures due July 15, 2003 (Old Debentures). As a result of the exchange offer, the Company accepted tenders from holders of a total of $28,067,000 in aggregate principal amount of the Old Debentures, to exchange into $27,299,000 of the Company's 9.0% convertible subordinated debentures due July 15, 2009, and 30,720 shares of the Company's 9.75% Series B cumulative redeemable preferred stock (at $25 per share). On May 10, 2002, the Company closed the sale of $29,300,000 in principal amount of its 9.0% convertible subordinated debentures due July 15, 2009, and 305,320 shares of its 9.75% Series B cumulative redeemable preferred stock (at $25 per share). After completion of the exchange and cash offerings, the entire $61,878,000 principal amount of the Old Debentures had been retired. The Company now has outstanding $56,599,000 principal amount of its 9.0% convertible subordinated debentures due July 15, 2009 and 336,040 shares of its 9.75% Series B cumulative redeemable preferred stock (with a liquidation price of $25 per share plus accumulated dividends).

Results of Operations

Comparison of the years ended December 31, 2002 and 2001

Operating revenues totaled $52.8 million for the year ended December 31, 2002, compared to $52.1 million, on a same-store basis, earned a year ago. Operating revenues for the years ended December 31, 2002 and 2001 are not comparable due to the sale of a property during July of 2001. Operating revenues for 2001 were $52.6 million. Operating revenue for retail shopping centers and apartment communities was $28.8 million and $24.0 million, respectively. The increase in revenue was due to higher occupancy levels in the retail portfolio. Same-store operating costs were $19.5 million in 2002, compared to $17.9 million in 2001, after excluding the effects of certain expenses related to a fourth quarter 2001 property management company acquisition. This increase in operating costs was due in particular, to higher property insurance costs and real estate taxes. Net Operating Income (NOI) increased 1% to $33.2 million in 2002, compared to $32.8 million in 2001.

NOI is another measurement of financial performance utilized by the Company, and is based on the operating revenues and operating expenses directly associated with the operations of the real estate properties (excluding administrative expenses, depreciation and amortization, and interest expense). This is the measure used by the Company's operating segments under SFAS 131, *Disclosure About Segments of an Enterprise and Related Information.*

Interest expense decreased $1.9 million from the prior year. Interest expense was reduced after the Company's issuance of marketable equity securities in the fourth quarter of 2001, the proceeds of which were used to reduce the Company's floating rate bank debt. The average bank borrowings in 2002 were approximately $2.5 million, with an average interest rate of 4.1%, as compared to $31.8 million, with an average rate of 6.2% in 2001.

Comparison of the years ended December 31, 2001 and 2000

Operating revenues totaled $52.6 million for the twelve months ended December 31, 2001, compared to $51.4 million earned a year ago, an increase of approximately $1.2 million. Operating revenue for retail shopping centers and apartment communities was $28.6 million and $24.0 million, respectively. The increase in revenue was due to relatively high occupancy levels coupled with increased apartment rental rates. In the fourth quarter of 2001, the Company recorded a non-recurring charge to operations of $1.2 million, related to the acquisition of the management company.

Operating expenses, excluding the effects of this acquisition were $17.7 million in 2001, compared to $16.8 million in 2000. This increase in operating costs was due in particular, to higher real estate taxes and insurance costs. NOI increased 3% to $32.8 million in 2001, compared to $32.0 million in 2000.

In August 2001, the Company sold its Camelot Plaza Shopping Center, located in San Antonio, Texas. The 91,000 s.f. property was originally acquired in 1992 and renovated most recently in 1999 with the addition of a freestanding Walgreen's store. The property was the Company's only holding in the state of Texas and its sale represented the disposition of a mature property in a market not part of the Company's current geographic focus. The sale resulted in a net gain of approximately $506,000, which was treated for income tax purposes as a reclassification of a portion of the dividend from ordinary income to capital gain. The net cash proceeds from the sale were used to reduce floating rate bank debt and for general corporate purposes.

Interest expense reflected a decrease of $610,000 from the prior year due to a combination of lower interest rates and the reduced level of the Company's floating rate bank debt as a result of the usage of proceeds from the sale of Camelot Shopping Center and the public common equity offering. The Company's floating rate bank debt totaled $2.4 million at December 31, 2001 compared to $35.7 million in 2000. The average bank borrowings in 2001 were approximately $31.8 million, with an average interest rate of 6.2%, as compared to $47.3 million, with an average rate of 7.9% in 2000.

Liquidity and Capital Resources

The primary source of working capital for the Company is net cash provided by operating activities, from which the Company funds normal operating requirements and distributions to shareholders. In addition, the Company maintains unsecured credit lines with commercial banks, which it utilizes to temporarily finance the cost of portfolio growth, property improvements, and other expenditures. At December 31, 2002, the Company had $3.6 million in cash and cash equivalents. The Company also maintained bank lines of credit totaling $65 million of which approximately $55.8 million was available. Utilization of the bank lines is subject to certain restrictive covenants that impose maximum borrowing levels by the Company through the maintenance of certain prescribed financial ratios.

Net cash flows provided by operating activities increased $3.5 million in 2002 from 2001, as compared to a decrease of $2.0 million in 2001 from 2000. The increase between 2002 and 2001 is primarily attributable to increased net income, accelerated collection of receivables and the timing of the payment of certain expenses.

Net cash flows used in investing activities increased $12.5 million in 2002 from 2001, primarily attributable to increased development activities, most notable, the construction of the Governors Gate II and Greenbrier Estates apartment complexes.

Net cash flows provided by financing activities increased $12.0 million in 2002 from 2001, primarily due to the following activities: (i) an increase of $11.3 million in borrowing proceeds from notes payable to banks in 2002, (ii) an increase in cash proceeds of approximately $5.5 million from the issuance of common stock pursuant to the direct stock purchase and dividend reinvestment plan; and (iii) cash proceeds of $36.3 million from debenture and preferred stock offerings, offset by (iv) the cash redemption of $33.8 million of debentures and (v) an increase in cash dividends to shareholders of approximately $4.7 million.

As of December 31, 2002, the Company had mortgage debt of $109 million. All of these mortgages are non-recourse and bear a fixed rate of interest for a fixed term. The Company has a 50% interest in a partnership which owns the Southwood Shopping Center located in Gretna, Louisiana. This property is subject to a mortgage for which the other 50% owner is liable. Fourteen of the operating properties in the portfolio are currently unencumbered by mortgage debt. The Company anticipates that its current cash balance, operating and investing cash flows, and borrowings (including borrowings under its lines of credit) will be adequate to fund the Company's future (i) operating and administrative expenses, (ii) debt service obligations, (iii) distributions to shareholders, (iv) capital improvements on existing properties, (v) development of new properties, and (vi) normal repair and maintenance costs at its properties.

Holders of the Company's Series B cumulative redeemable preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 9.75% per annum of the liquidation preference per share (equivalent to a fixed annual amount of $2.4375 per share). Dividends on the Series B preferred stock will be payable quarterly in arrears on the fifteenth day of February, May, August and November of each year, or, if not a business day, the next succeeding business day.

The Company's current common stock dividend policy is to pay quarterly dividends to shareholders, based upon, among other factors, funds from operations, as opposed to net income. Because funds from operations excludes the deduction of non-cash charges, principally depreciation of real estate assets, quarterly dividends will typically be greater than net income and may include a tax-deferred return of capital component. The Board of Directors, on February 7, 2003, declared a cash dividend with respect to the period October 1, 2002 through December 31, 2002 of $0.23 per share, to shareholders of record as of February 28, 2003.

On January 15, 2003, the Company announced that it elected not to renegotiate the economic terms of its lease with Kmart in Lantana, Florida, preferring to re-tenant or redevelop the 104,000 s.f. space. The election by the Company was based on management's experience over the years dealing with retail tenants in financial reorganization.

Funds From Operations

Real estate industry analysts and the Company utilize the concept of funds from operations (FFO) as an important analytical measure of a REIT's financial performance. The Company considers FFO in evaluating its operating results, and its dividend policy is also based, in part, on the concept of FFO.

FFO is defined by the Company as net income, excluding gains or losses from sales of property and those items defined as extraordinary under accounting principles generally accepted in the United States of America (GAAP), certain non-recurring charges, plus depreciation on real estate assets and after adjustments for unconsolidated partnerships to reflect FFO on the same basis. FFO does not represent cash flows from operations as defined by GAAP, nor is it indicative that cash flows are adequate to fund all cash needs, including distributions to shareholders. FFO should not be considered as an alternative to net income as defined by GAAP or to cash flows as a measure of liquidity. A reconciliation of net income to basic and diluted FFO is presented below:

	Year Ended December 31			
	2002		2001	
	Dollars	Shares	Dollars	Shares
Net income	$ 2,997	12,855,000	$ 2,203	8,313,000
Additions:				
Depreciation	11,369		11,409	
Partnership depreciation	37		34	
Non-recurring charge	---		1,226	
Deductions:				
Minority depreciation	57		51	
Preferred dividends	410			
Gain on sale of real estate	---		506	
Amortization costs	608		621	
Funds from operations - available to common stock	$ 13,328	12,855,000	$ 13,694	8,313,000
Interest on convertible debentures	5,287		4,950	
Amortization of debenture issuance costs	252		244	
Funds from operations - diluted	$ 18,867	18,133,000	$ 18,888	13,150,000

For the year ended December 31, 2002, FFO available to common stock decreased approximately $366,000 to $13.3 million, compared to $13.7 million in 2001. The decrease was primarily attributable to increased real estate taxes and property insurance costs, as well as the payout of preferred dividends, partially offset by decreased interest expense.

For the year ended December 31, 2001 FFO available to common increased approximately $787,000 to $13.7 million, compared to $12.9 million in 2000. This increase was primarily attributable to growth in operating revenues as a result of relatively high occupancy levels coupled with increased apartment rental rates, as well as reduced interest expense. The growth of operating revenues was partially offset by increases in real estate taxes and property insurance costs.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we identified the most critical accounting principles upon which our financial status depends. We determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. We state these accounting policies in the notes to the consolidated financial statements and at relevant sections in this discussion and analysis. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report.

Revenue recognition. Certain of our operating leases for retail space contain contingent rent provisions under which tenants are required to pay a percentage of their sales in excess of a specified amount as additional rent. We defer recognition of percentage rent until those specified targets are met.

Real estate investments. We apply Financial Accounting Standards Board Statement 144 (Statement 144) to measure impairment in long lived assets. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Accounting Pronouncements

During the second quarter of 2002, the FASB issued Statement 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("Statement 145"). This statement rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishments of Debt,* and requires that all gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in APB No. 30. Applying APB No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as to an extraordinary item. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item must be reclassified. The Company will adopt the provisions related to the rescission of SFAS No. 4 as of January 1, 2003, and will reclassify its 2002 early extinguishment of debt in the appropriate period.

In June 2002, the Financial Accounting Standards Board issued Statement 146, *Accounting for Costs Associated with Exit or Disposal Activities.* Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that the liabilities associated with these costs be recorded at their fair value in the period in which the liability is incurred. Statement 146 will be effective for us for disposal activities initiated after December 31, 2002. We are in the process of evaluating the effect (if any) that adopting Statement 146 will have on our consolidated financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability would be recorded at the inception of a guarantee and would be measured at fair value. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions apply to financial statements for periods ending after December 15, 2002. The Company does not currently have guarantees that require disclosure. The Company will adopt the measurement provisions of this statement in the first quarter of 2003 and the adoption is not expected to have a material effect on its financial position or results of operations when adopted.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interest. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The adoption of FIN 46 is not currently expected to have an effect on the Company's financial position or results of operations when adopted.

Future Results

This Form 10-K and other documents prepared and statements made by the Company may contain certain forward-looking statements that are subject to risk and uncertainty. Investors and potential investors in the Company's securities are cautioned that a number of factors could adversely affect the Company and cause actual results to differ materially from those in the forward-looking statements, including, but not limited to (a) the inability to lease current or future vacant space in the Company's properties; (b) decisions by tenants and anchor tenants who own their space to close stores at the Company's properties; (c) the inability of tenants to pay rent and other expenses; (d) tenant financial difficulties; (e) general economic and world conditions, including threats to the United States homeland from unfriendly factions; (f) decreases in rental rates available from tenants; (g) increases in operating costs at the Company's properties; (h) increases in corporate operating costs associated with new regulatory requirements; (i) lack of availability of financing for acquisition, development and rehabilitation of properties by the Company; (j) possible dispositions of mature properties since the Company is continuously engaged in the examination of its various lines of business; (k) increases in interest rates; (l) a general economic downturn resulting in lower retail sales and causing downward pressure on occupancies and rents at retail properties; as well as (m) the adverse tax consequences if the Company were to fail to qualify as a REIT in any taxable year. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or revise any forward-looking statements in this Form 10-K, whether as a result of new information, future events, changes in assumptions or otherwise.

Effects of Inflation

Inflation has had a minimal impact on the operating performance of our properties. Substantially all of the Company's retail leases contain provisions designed to provide the Company with a hedge against inflation. Most of the Company's retail leases contain provisions which enable the Company to receive percentage rentals based on tenant sales in excess of a stated breakpoint and/or provide for periodic increases in minimum rent during the lease term. The majority of the Company's retail leases are for terms of less than ten years, which allows the Company to adjust rentals to changing market conditions. In addition, most retail leases require tenants to pay a contribution towards property operating expenses, thereby reducing the Company's exposure to higher operating costs caused by inflation. The Company's apartment leases are written for short terms, generally six to twelve months, and are adjusted according to changing market conditions. These factors reduce the Company's exposure to increased cost and operating expenses resulting from inflation.

Item 7a. *Quantitative and Qualitative Disclosures About Market Risk*

The Company is exposed to interest rate changes primarily as a result of its bank lines of credit and long-term debt used to maintain liquidity, fund capital expenditures, operations and expansion of the Company's real estate investment portfolio. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows, and to optimize its overall borrowing costs. To achieve its objective, the Company utilizes its variable LIBOR-based, short-term (one to six month maturities) bank credit lines to fund the development and acquisition of new investments until such investments can be financed with long-term fixed-rate non-recourse mortgage debt. At December 31, 2002, borrowings under the Company's bank lines of credit totaled $9.3 million and bore an average interest rate of 4.2%. The carrying amounts of these instruments approximate fair value because they are short-term and therefore utilize interest rates which are adjusted to market at maturity.

Based on the balance of bank lines of credit outstanding at December 31, 2002 and the average interest rate at year-end, each basis point increase in variable interest rates would increase the Company's interest expense in 2002 by approximately $900. Conversely, each basis point decrease in variable interest rates would decrease the Company's interest expense in 2002 by the same amount.

As the bank lines of credit include those obligations that exist as of December 31, 2002, it does not consider those exposures or positions which could arise after that date. The Company's ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period and the level of interest rates.

At December 31, 2002, the Company had mortgage debt totaling $108.9 million with an average interest rate of 7.38%. The weighted average interest rate of this debt will be 7.38% in 2003, 7.37% in 2004, 7.36% in 2005 and 2006, and 7.35% in 2007.

Item 8. *Financial Statements and Supplementary Data*

The Company's Consolidated Balance Sheets as of December 31, 2002 and 2001, and its Consolidated Statements of Income, Shareholders' Equity, Cash Flows, and Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001, and 2000, together with the Reports of Independent Auditors thereon, are included under Item 15 of this report and are incorporated herein by reference. Unaudited quarterly results of operations included in Notes to Consolidated Financial Statements are also incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There have been no changes in or disagreements with accountants on accounting and financial disclosures.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

For information regarding the executive officers of the Company, see "Executive Officers" in Part I, Item 1 of this report. The other information required by this Item 10 is incorporated herein by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, within 120 days of the end of the Company's fiscal year.

Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated herein by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, within 120 days of the end of the Company's fiscal year.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The following table summarizes equity compensation plan information. The Company has no equity compensation plans that have not been approved by security holders.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	906,943	$ 9.52	1,288,404

The amended 1996 Stock Option Plan has 1,100,000 securities remaining available for issue. The 1994 Incentive Award Plan has 188,404 securities remaining available for issue.

Additional information required by this Item 12 is incorporated herein by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission, pursuant to Regulation 14A, within 120 days of the end of the Company's fiscal year.

Item 13. *Certain Relationships and Related Transactions*

The information required by this Item 13 is incorporated herein by reference to the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the end of the Company's fiscal year.

PART IV

Item 14. *Controls and Procedure*

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

In addition, the Company reviewed its internal controls, and there have been no significant changes in the Company's internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) (1) and (2) Financial Statements and Financial Statement Schedules

(b) (1) Form 8-K filed November 13, 2002
Regulation FD Disclosure. Certifications by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbeanes-Oxley Act of 2002 to accompany the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not submitted because they are not required or the required information appears in the financial statements or notes thereto.

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Sizeler Property Investors, Inc.:

We have audited the consolidated balance sheets of Sizeler Property Investors, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules listed in the Index at Item 14(a). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sizeler Property Investors, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

New Orleans, Louisiana
February 5, 2003, except
for Note I, as to which the
date is March 6, 2003

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	
	2002	2001
ASSETS		
Real estate investments (Note B)		
Land	$ 53,751,000	$ 52,859,000
Buildings and improvements, net of accumulated depreciation of $97,322,000 in 2002 and $86,627,000 in 2001	214,039,000	209,951,000
Investment in real estate partnership (Notes A and G)	835,000	847,000
	268,625,000	263,657,000
Cash and cash equivalents (Note A)	3,648,000	1,228,000
Accounts receivable and accrued revenue, net of allowance for doubtful accounts of $116,000 in 2002 and $165,000 in 2001	2,787,000	3,393,000
Prepaid expenses and other assets	12,686,000	11,492,000
Total Assets	$ 287,746,000	$ 279,770,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable (Notes D and M)	$ 108,883,000	$ 111,223,000
Notes payable (Note D)	9,250,000	2,390,000
Accounts payable and accrued expenses	9,575,000	8,705,000
Tenant deposits and advance rents	883,000	891,000
	128,591,000	123,209,000
Convertible subordinated debentures (Notes D and M)	56,599,000	61,878,000
Total Liabilities	185,190,000	185,087,000
SHAREHOLDERS' EQUITY (Notes E and L)		
Series A preferred stock, 40,000 shares authorized, none issued	---	---
Series B cumulative redeemable preferred stock, par value $0.0001 per share, liquidation preference $25 per share, 2,476,000 shares authorized, 336,000 issued and outstanding in 2002, none in 2001	1,000	---
Common stock, par value $0.0001 per share, 51,484,000 shares authorized, shares issued and outstanding -- 13,079,000 in 2002 and 12,013,000 in 2001	1,000	1,000
Excess stock, par value $0.0001 per share, 16,000,000 authorized, none issued	---	---
Additional paid-in capital	169,520,000	152,266,000
Accumulated other comprehensive gain (loss)	20,000	(8,000)
Cumulative net income	44,774,000	41,932,000
Cumulative distributions paid (Note H)	(111,760,000)	(99,508,000)
Total Shareholders' Equity	102,556,000	94,683,000
Total Liabilities and Shareholders' Equity	$ 287,746,000	$ 279,770,000

See notes to consolidated financial statements.

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2002	2001	2000
OPERATING REVENUE (Note A and C)			
Rental income	$ 52,682,000	$ 52,458,000	$ 51,324,000
Equity in income of partnership	105,000	98,000	117,000
	52,787,000	52,556,000	51,441,000
OPERATING EXPENSES (Note C)			
Utilities	2,225,000	2,230,000	2,246,000
Real estate taxes	4,316,000	4,076,000	3,933,000
Administrative expenses (Note G)	5,505,000	4,446,000	2,648,000
Operations and maintenance	7,966,000	7,946,000	7,689,000
Other operating expenses	5,032,000	5,512,000	5,574,000
Depreciation and amortization (Note A)	11,369,000	11,409,000	11,173,000
	36,413,000	35,619,000	33,263,000
INCOME FROM OPERATIONS	16,374,000	16,937,000	18,178,000
Interest expense (Note D)	13,377,000	15,240,000	15,850,000
NET INCOME BEFORE GAIN ON SALE OF REAL ESTATE AND EXTRAORDINARY ITEM	2,997,000	1,697,000	2,328,000
Gain on sale of real estate	---	506,000	---
NET INCOME BEFORE EXTRAORDINARY ITEM	2,997,000	2,203,000	2,328,000
Extraordinary item - early extinguishment of debt	(155,000)	---	---
NET INCOME	$ 2,842,000	$ 2,203,000	$ 2,328,000
NET INCOME ALLOCATION			
Allocable to preferred shareholders	547,000	---	---
Allocable to common shareholders	2,295,000	2,203,000	2,328,000
NET INCOME	$ 2,842,000	$ 2,203,000	$ 2,328,000
Net income per common share - basic and diluted			
Income before extraordinary item	$ 0.19	$ 0.27	$ 0.29
Extraordinary item	(0.01)	---	---
Net income	$ 0.18	$ 0.27	$ 0.29
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	12,855,000	8,313,000	7,950,000

See notes to consolidated financial statements.

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional	Cumulative	Accumlated Other Comprehensive	Cumulative	
	Shares	Amount	Shares	Amount	Paid-in Capital	Net Income	Gain or (Loss)	Distributions	Total
Balance at January 1, 2000	7,908,787	$ 1,000	0	$ 0	$ 118,240,000	$ 37,401,000	$ (8,000)	$ (84,673,000)	$ 70,961,000
Net income for 2000						2,328,000			2,328,000
Cash dividends declared and paid ($.91 per share) (Notes H and I)								(7,234,000)	(7,234,000)
Shares issued pursuant to Directors' Stock Ownership Plan (Note A)	9,000				73,000				73,000
Shares issued pursuant to Incentive Award Plan (Note A)	7,362				59,000				59,000
Shares issued pursuant to Direct Stock Purchase Plan	227,530				1,663,000				1,663,000
Purchase of Company's Stock 90,700 shares	(90,700)				(723,000)				(723,000)
Balance at December 31, 2000	8,061,979	$ 1,000	0	$ 0	$ 119,312,000	$ 39,729,000	$ (8,000)	$ (91,907,000)	$ 67,127,000
Net income for 2001						2,203,000			2,203,000
Cash dividends declared and paid ($.92 per share) (Notes H and I)								(7,601,000)	(7,601,000)
Shares issued pursuant to Directors' Stock Ownership Plan (Note A)	9,000				68,000				68,000
Shares issued pursuant to Incentive Award Plan (Note A)	8,065				59,000				59,000
Shares issued pursuant to Direct Stock Purchase Plan	483,515				4,205,000				4,205,000
New shares issued	3,450,000				28,622,000				28,622,000
Balance at December 31, 2001	12,012,559	$ 1,000	0	$ 0	$ 152,266,000	$ 41,932,000	$ (8,000)	$ (99,508,000)	$ 94,683,000
Net income for 2002						2,842,000			2,842,000
Cash common stock dividends declared and paid ($.92 per share) (Notes H and I)								(11,842,000)	(11,842,000)
Cash preferred stock dividends declared and paid ($1.21875 per share)								(410,000)	(410,000)
Shares issued pursuant to Directors' Stock Ownership Plan (Note A)	14,000				130,000				130,000
Shares issued pursuant to Incentive Award Plan (Note A)	8,505				76,000				76,000
Shares issued pursuant to Direct Stock Purchase Plan	1,070,323				9,583,000				9,583,000
Proceeds from Preferred Stock Offering (Notes D and I)			336,040	1,000	7,722,000				7,723,000
Change in accumulated other comprehesive gain							28,000		28,000
Purchase of Company's Stock	(28,328)				(274,000)				(274,000)
Options exercised	2,000				17,000				17,000
Balance at December 31, 2002	13,079,059	$ 1,000	336,040	$ 1,000	$ 169,520,000	$ 44,774,000	$ 20,000	$ (111,760,000)	$ 102,556,000

See notes to consolidated financial statements.

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 2,842,000	$ 2,203,000	$ 2,328,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	11,369,000	11,409,000	11,173,000
Extraordinary item - early extinguishment of debt	155,000	---	---
Gain from sale of real estate	---	(506,000)	---
Decrease (increase) in accounts receivable and accrued revenue	606,000	(692,000)	214,000
(Increase) decrease in prepaid expenses and other assets	(91,000)	(1,289,000)	179,000
Decrease in accounts payable and accrued expenses	(2,220,000)	(1,988,000)	(2,744,000)
Net Cash Provided by Operating Activities	12,661,000	9,137,000	11,150,000
INVESTING ACTIVITIES:			
Acquisitions of and improvements to real estate investments	(14,536,000)	(6,312,000)	(10,496,000)
Net payments for purchase of Management Company	---	(1,560,000)	---
Proceeds from sale of real estate	---	5,825,000	---
Net Cash Used in Investing Activities	(14,536,000)	(2,047,000)	(10,496,000)
FINANCING ACTIVITIES:			
Proceeds from mortgage notes payable	---	---	30,400,000
Principal payments on mortgage notes payable	(2,340,000)	(1,940,000)	(1,949,000)
Net proceeds (payments) on notes payable to banks	8,811,000	(31,145,000)	(21,412,000)
Increase in mortgage escrow deposits and debt issuance costs	(74,000)	(26,000)	(972,000)
Cash dividends to shareholders (Note H)	(12,252,000)	(7,601,000)	(7,234,000)
Cash redemption of debentures (Note D)	(33,811,000)	---	---
Proceeds from debenture offering (Notes D and J)	29,300,000	---	---
Net proceeds from preferred stock offering (Notes D and J)	6,954,000	---	---
Debenture issuance costs (Note D)	(1,826,000)	---	---
Proceeds from issuance of shares of common stock pursuant to direct stock purchase, stock option, and stock award plans	9,807,000	4,332,000	1,795,000
Net proceeds from issuance of new common shares	---	28,622,000	---
Repurchase of common stock	(274,000)	---	(723,000)
Net Cash Provided by (Used In) Financing Activities	4,295,000	(7,758,000)	(95,000)
Net increase (decrease) in cash and cash equivalents	2,420,000	(668,000)	559,000
Cash and cash equivalents at beginning of year	1,228,000	1,896,000	1,337,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 3,648,000	$ 1,228,000	$ 1,896,000
Cash interest payments, net of capitalized interest	$ 13,141,000	$ 15,247,000	$ 15,709,000

See notes to consolidated financial statements.

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001, and 2000

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. As of December 31, 2002, the Company's real estate portfolio included interests in fifteen shopping centers and sixteen apartment communities, two of which are currently under construction. The Company holds, directly or indirectly through both wholly-owned subsidiaries and majority owned entities, a fee interest in twenty-nine of its properties, and long-term ground leases on the remaining two properties - Southwood Shopping Center in Gretna, Louisiana and the Westland Shopping Center in Kenner, Louisiana. Sixteen properties are held through partnerships and limited partnerships whereby the majority owner is a wholly-owned subsidiary of Sizeler Property Investors, Inc. The minority interests in these entities are held by third party corporations who have contributed capital for their respective interests. The other fifteen properties in the portfolio are held through wholly-owned subsidiary corporations and limited liability companies. The Company, the wholly-owned subsidiaries and majority-owned partnerships and limited partnerships, are referred to collectively as the "Company".

Principles of Consolidation. The consolidated financial statements include the accounts of the Company, as defined above. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's investment in a real estate partnership at December 31, 2002 and 2001 represents a 50% interest in a partnership which owns a community shopping center and is accounted for by the equity method.

Cash and Cash Equivalents. Cash equivalents represent investments that are highly liquid and have a maturity of three months or less at the time the investment is made.

Real Estate Investments. Real estate investments are recorded at cost. Depreciation of buildings and improvements is provided for by the straight-line method over the estimated useful lives of the assets, ranging from ten to forty years. Betterments and major replacements are capitalized and the replaced asset and accumulated depreciation are removed from the accounts. Tenant improvement costs are depreciated using the straight-line method over the term of the related leases. Maintenance and repairs are expensed in the period incurred.

In August 2001, the Financial Accounting Standards Board issued Statement 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (Statement 144) which supersedes FASB Statement 121, *Accounting for the Impairment of Long-Lived Assets to Be Disposed Of* (Statement 121). Statement 144 retains the fundamental provisions in Statement 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with Statement 121. Statement 144 was adopted by the Company effective January 1, 2002. Its adoption had no material impact on the Company's financial statements because the impairment assessment under Statement 144 is largely unchanged from Statement 121.

We apply Statement 144 to measure impairment in long lived assets. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Developments in process are carried at cost, which includes land acquisition cost, architectural fees, general contractor fees, capitalized interest, internal costs related directly to the development and other costs related directly to the construction of the property. Depreciation is not recorded until the property is placed in service, which occurs shortly after receipt of a certificate of occupancy.

Deferred Charges. Debt issuance costs incurred in connection with issuance of the Company's 9% Convertible Subordinated Debentures (the "Debentures") and mortgage financings and refinancings are included in prepaid expense and other assets. The costs are being amortized over the term of the related obligations. Unamortized costs related to the

Debentures are offset against shareholders' equity upon conversion by debenture holders. Unamortized costs related to mortgage financings and refinancings are charged to expense upon prepayment of the obligation.

Costs incurred in connection with the execution of leases are included in prepaid expenses and other assets. The costs are amortized over the term of the respective lease. Unamortized costs are charged to expense upon termination of the lease prior to the expiration of the lease term.

Business Combinations and Goodwill. In July 2001, the Financial Accounting Standards Board issued Statement 141, *Business Combinations*, and Statement 142, *Goodwill and Other Intangible Assets*. Statement 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. In accordance with Statement 141, we are accounting for all business combinations initiated or completed after June 30, 2001 using the purchase method of accounting. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provision of Statement 142. Statement 142 was adopted by the Company effective January 1, 2002 and requires that the Company reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No such impairment losses were recognized in 2002.

During the second quarter of 2002, the FASB issued Statement 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("Statement 145"). This statement rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishments of Debt*, and requires that all gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in APB No. 30. Applying APB No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as to an extraordinary item. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item must be reclassified. The Company will adopt the provisions related to the rescission of SFAS No. 4 as of January 1, 2003, and will reclassify its 2002 early extinguishment of debt accordingly, in subsequent periods.

In June 2002, the Financial Accounting Standards Board issued Statement 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that the liabilities associated with these costs be recorded at their fair value in the period in which the liability is incurred. Statement 146 will be effective for us for disposal activities initiated after December 31, 2002. We are in the process of evaluating the effect (if any) that adopting Statement 146 will have on our consolidated financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability would be recorded at the inception of a guarantee and would be measured at fair value. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions apply to financial statements for periods ending after December 15, 2002. The Company does not currently have guarantees that require disclosure. The Company will adopt the measurement provisions of this statement in the first quarter of 2003 and the adoption is not expected to have a material effect on its financial position or results of operations when adopted.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interest. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The adoption of FIN 46 is not currently expected to have an effect on the Company's financial position or results of operations when adopted.

Rental Income. Rental income includes rents from shopping center and apartment properties. Minimum rents from shopping center leases are accounted for ratably over the term of the lease. Percentage rents are recognized based upon tenant sales that exceed specific levels. Tenant reimbursements are recognized ratably over the year based upon estimated operating expenses.

On May 21, 1998, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus decision on Issue No. 98-9, *Accounting for Contingent Rent in Interim Financial Periods*, which provides that recognition of contingent (percentage) rental income in interim periods must be deferred until the specified target (breakpoint) that triggers the percentage rental income is achieved. The SEC subsequently issued Staff Accounting Bulletin No. 101 on December 3, 1999, which affirmed Issue No. 98-9. The Company adopted Issue No. 98-9 in 1999 and has deferred the recognition of percentage rental income until the date that the tenants' sales exceed the breakpoint set forth in the lease agreements.

Federal Income Taxes. The Company has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code and intends to maintain its qualification as a REIT in the future. As a REIT, the Company is allowed to reduce taxable income by all or a portion of its distribution to shareholders. As distributions have exceeded taxable income, no provision for federal or state income taxes has been recorded.

A real estate investment trust (REIT) is required to distribute to shareholders at least 90% of its ordinary taxable income and meet certain income source and investment restriction requirements. Taxable income differs from net income for financial reporting purposes principally because of differences in the amount and timing of depreciation of the properties. At December 31, 2002, the income tax basis, net of accumulated tax depreciation, of the Company's real estate properties was approximately $280 million.

Earnings Per Share. SFAS No. 128, *Earnings Per Share*, requires disclosure of both basic and fully diluted earnings per share (EPS). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

For the years ended December 31, 2002, 2001 and 2000, options to purchase 906,943, 753,443 and 642,443 shares of common stock, respectively, were outstanding but excluded in the computation of diluted EPS because the options' exercise prices were generally greater than the average market prices of common shares. The inclusion of in-the-money options had no effect on the calculation of diluted EPS. The Company's outstanding debentures are also excluded from the computation for 2002, 2001 and 2000 due to their antidilutive effect. Accordingly, there is no effect on net income in the calculation of diluted EPS for the years ended December 31, 2002, 2001 or 2000.

Capital Stock. On June 25, 2001, Sizeler Property Investors, Inc., a Delaware corporation, reincorporated in the State of Maryland. Maryland General Corporate Law recognizes repurchased stock of a corporation as authorized but unissued stock rather than treasury stock. Accordingly, effective June 25, 2001, the par value of treasury stock was reclassed as a reduction of capital stock issued. The cost of treasury stock in excess of par value was charged to additional paid-in capital. This change in law as a result of the reincorporation had no effect on total stockholders' equity. The Company has one class of common stock and 336,040 outstanding shares of Series B Cumulative Redeemable Preferred Stock as of December 31, 2002.

Stock Option Plans. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *"Accounting for Stock-Based Compensation,"* established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123 (See Note F).

In December 2002, the FASB issued Statement 148, *Accounting for Stock-Based Compensation- Transition and Disclosure* (Statement 148). Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123, *Accounting for Stock-Based Compensation*, to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, while the interim disclosure provisions are effective for periods beginning after December 15, 2002. The Company is currently assessing the impact, if any of the transition options presented in Statement 148.

The Company applies APB Opinion No. 25 in accounting for its 1986 and 1996 Stock Option Plans, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the proforma grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the proforma amounts indicated below:

	As Reported			Proforma Results		
	2002	2001	2000	2002	2001	2000
Net income available to common	$ 2,295,000	$ 2,203,000	$ 2,328,000	$ 2,234,000	$ 2,158,000	$ 2,250,000
Net income available to common per share	$ 0.18	$ 0.27	$ 0.29	$ 0.17	$ 0.26	$ 0.28

For grants in 2002, 2001 and 2000 the fair value of each option grant is estimated on the date of grant using a Black-Scholes pricing model based on the following assumptions:

	2002	2001	2000
Risk free interest rate	5.3%	5.4%	6.8%
Expected life	10 years	10 years	10 years
Expected volatility	24.6%	20.1%	29.1%
Expected dividend	9.6%	10.9%	11.5%

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could materially differ from these estimates.

Reclassifications. Certain reclassifications have been made in the 2001 and 2000 consolidated financial statements to conform with the 2002 financial statement presentation.

NOTE B: REAL ESTATE INVESTMENTS

Certain real estate with a book value of $131,148,000 at December 31, 2002 is pledged as collateral for notes payable described in Note D. In addition, certain notes are secured by collateral assignments of rents and leases on such real estate. Certain real estate is located on land subject to long-term leases expiring at dates through 2046.

Construction is currently underway on the Company's two new apartment communities: the second phase of its Governors Gate Apartment community located in Pensacola, Florida and Greenbrier Estates, which is located in proximity to the Company's North Shore Square Mall, located in Slidell, Louisiana. These two developments will add approximately 350 new units to the existing portfolio.

NOTE C: REAL ESTATE OPERATIONS

The Company's principal business is investing in shopping centers and apartment communities, located in the southeastern United States. Tenants in the Company's shopping centers include national, regional, and local retailers. Most of the Company's shopping center leases provide for the payment of fixed monthly rentals (minimum rents), reimbursement of common area maintenance, utilities, taxes, and insurance expenses, and many of the Company's retail leases also provide for payment of additional rents based upon a percentage of retail sales in excess of stated minimums. The non-cancelable portions of such lease terms range from one to forty years. The Company's apartment leases are written for short terms, generally six to twelve months, and are adjusted according to changing market conditions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents with high credit-quality financial institutions. With respect to accounts receivable and accrued revenue, the Company believes that such items do not represent significant concentrations of credit risk due to diversity in the Company's tenant base and its geographical dispersion throughout the southern United States.

The Company's shopping centers are leased to tenants under operating leases. The future minimum rents on non-cancelable operating leases at December 31, 2002 are as follows:

Year	Amount
2003	$ 18,686,000
2004	17,584,000
2005	15,297,000
2006	12,196,000
2007	9,131,000
Thereafter	42,777,000
	$ 115,671,000

The above amounts do not include rental income that is based on tenants' sales or reimbursed expenses.

Reportable Operating Segments. SFAS No. 131, *Disclosure About Segments of an Enterprise and Related Information,* establishes standards for the way that public business enterprises report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

The Company is engaged in two operating segments, the ownership and rental of retail shopping center properties and apartment properties. These reportable segments offer different products or services and are managed separately because each requires different operating strategies and management expertise. There are no material intersegment sales or transfers. The accounting policies of the segments are the same as those described in Note A, Significant Accounting Policies.

The Company assesses and measures segment operating results based on a performance measure referred to as Net Operating Income and is based on the operating revenues and operating expenses directly associated with the operations of the real estate properties (excluding depreciation, administrative, and interest expense). Net Operating Income is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

The operating revenues, operating expenses, net operating income, and real estate investments for each of the reportable segments are summarized below for the years ended December 31, 2002, 2001, and 2000.

	2002	2001	2000
Retail:			
Operating revenue	$ 28,791,000	$ 28,578,000	$ 28,487,000
Operating expenses	(9,382,000)	(10,195,000)	(10,012,000)
Net operating income - retail	19,409,000	18,383,000	18,475,000
Apartments:			
Operating revenue	23,996,000	23,978,000	22,954,000
Operating expenses	(10,157,000)	(9,569,000)	(9,430,000)
Net operating income - apartment	13,839,000	14,409,000	13,524,000
Net operating income - total	33,248,000	32,792,000	31,999,000
Administrative expenses (Note G)	(5,505,000)	(4,446,000)	(2,648,000)
Depreciation	(11,369,000)	(11,409,000)	(11,173,000)
Income from operations	16,374,000	16,937,000	18,178,000
Interest expense	(13,377,000)	(15,240,000)	(15,850,000)
Net income before gain on sale of real estate and extraordinary item	$ 2,997,000	$ 1,697,000	$ 2,328,000
Gross real estate investments			
Retail	$ 218,840,000	$ 211,071,000	$ 212,805,000
Apartments	147,107,000	139,213,000	136,870,000
	$ 365,947,000	$ 350,284,000	$ 349,675,000

The Company's retail segment had capital expenditures of approximately $7,769,000 in 2002, $3,985,000 in 2001 and $7,591,000 in 2000. The apartment segment has capital expenditures of approximately $7,894,000 in 2002, $2,343,000 in 2001 and $2,778,000 in 2000.

NOTE D: NOTES PAYABLE AND OTHER LONG-TERM LIABILITIES

The weighted average interest rate on mortgage debt at December 31, 2002 and 2001 was 7.38%. The Company's mortgage notes payable at December 31, 2002 and 2001, are as follows:

Principal Maturity	Interest Rate	Secured by Land Buildings, and Improvements with Book Value on December 31, 2002	Balance Outstanding at December 31, 2002	Balance Outstanding at December 31, 2001
May 1, 2008	7.17%	$ 4,092,000	$ 4,025,000	$ 4,077,000
June 1, 2008	7.07%	9,394,000	9,520,000	9,645,000
May 1, 2008	7.38%	4,472,000	5,526,000	5,592,000
May 1, 2010	7.94%	12,577,000	10,530,000	10,619,000
May 1, 2008	7.21%	11,594,000	10,083,000	10,209,000
May 1, 2008	7.20%	4,587,000	4,096,000	4,148,000
May 1, 2008	7.18%	16,988,000	15,231,000	15,424,000
May 1, 2008	6.95%	23,779,000	16,500,000	16,727,000
January 1, 2011	7.42%	2,236,000	3,931,000	3,967,000
January 1, 2013	8.05%	29,458,000	18,131,000	19,267,000
August 1, 2011	7.16%	3,734,000	2,814,000	2,947,000
May 1, 2008	7.32%	3,822,000	4,307,000	4,359,000
May 1, 2008	7.19%	4,415,000	4,189,000	4,242,000
		$ 131,148,000	$ 108,883,000	$ 111,223,000

Future principal payments on the Company's mortgage notes payable at December 31, 2002 for each of the subsequent five years are as follows:

Year	Amount
2003	$ 2,523,000
2004	2,716,000
2005	2,934,000
2006	3,167,000
2007	3,414,000
	$ 14,754,000

The Company has commitments for lines of credit from several commercial banks totalling $65 million, of which approximately $56 million was available at December 31, 2002. The weighted average interest rate was 4.1% and 6.2% for the years ended December 31, 2002 and 2001, respectively. The terms of the agreements for each of the bank lines of credit are renewable on an annualized basis, and generally provide for the right of the banks to terminate such commitments and to accelerate all outstanding advances upon the occurrence of a material adverse change in the financial condition or operation of the Company. In addition, the bank credit agreements also contain restrictive covenants that impose maximum borrowing levels by the Company through the maintenance of prescribed financial ratios. The Company was in compliance with the bank debt covenant agreements at December 31, 2002. On February 1, 2003, the Company increased its bank lines of credit to $75 million.

On May 1, 2002, the Company completed an exchange offer for its outstanding 8.0% convertible subordinated debentures due July 15, 2003 (Old Debentures). As a result of the exchange offer, the Company accepted tenders from holders of a total of $28,067,000 in aggregate principal amount of the Old Debentures, to exchange into $27,299,000 of the Company's 9.0% convertible subordinated debentures due July 15, 2009, and 30,720 shares of the Company's 9.75% Series B cumulative redeemable preferred stock (at $25 per share). On May 10, 2002, the Company closed the sale of $29,300,000 in principal amount of its 9.0% convertible subordinated debentures due July 15, 2009 and 305,320 shares of its 9.75% Series B cumulative redeemable preferred stock (at $25 per share). After completion of the exchange and cash offerings, the entire $61,878,000 principal amount of the Old Debentures had been retired. The Company now has outstanding $56,599,000 principal amount of its 9.0% convertible subordinated debentures due July 15, 2009 and 336,040 shares of its 9.75% cumulative redeemable preferred stock (with a liquidation price of $25 per share plus accumulated dividends). As a result of the transaction, the Company recognized an extraordinary loss of $155,000 related to the write-off of the Old Debentures' unamortized issuance costs.

NOTE E: SHAREHOLDERS' EQUITY

In the second quarter of 2002, the Company issued 336,040 shares of 9.75% cumulative redeemable preferred stock. As described in Note D, 30,720 shares were issued in exchange for the Company's Old Debentures and the remaining 305,320 were issued for cash. The net proceeds of $7.0 million were used to retire the Old Debentures and for general corporate purposes.

NOTE F: STOCK OPTION AND OWNERSHIP PLANS

On February 1, 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"). Under the 1996 Plan, "10-year" options may be granted to key employees, and are annually granted to non-employee directors at the average of the high and low sales price for a share of the Company's common stock on the New York Stock Exchange on the date of grant. A total of 600,000 shares of common stock of the Company are available for grant, of which a maximum of 125,000 shares may be issued to non-employee directors upon the exercise of non-qualified stock options granted. Options granted under the 1996 Plan vest, for key employees, 50% after one year, and the remaining 50% after two years, from the grant date; for non-employee directors, 100% vests six months from the grant date. No options will be granted under the 1996 Plan after February 1, 2006. On May 10, 2002, shareholders voted to amend the Plan, increasing the total of options available for grant to 1,800,000 and increasing the maximum of options available to non-employee directors to 500,000. At December 31, 2002, there were a total of 700,000 options granted, of which 526,500 options granted were exercisable under the 1996 plan.

The Company had a 1986 Stock Option Plan (the "1986 Plan") which terminated in October 1996. Under the 1986 Plan, 10-year options were granted to key employees and were annually granted to non-employee directors at the average of the high and low sales price for a share of the Company's common stock on the New York Stock Exchange on the date of grant. At December 31, 2002, there were a remaining total of 206,250 shares of common stock reserved for issuance upon exercise of options granted under the 1986 Plan. Options granted under the 1986 Plan vest, for key employees, 50% after one year, and the remaining 50% after two years, from the grant date; for non-employee directors, 100% vests six months from the grant date.

The following is a summary of the Company's 1996 and 1986 Plans combined for the years ended December 31, 2002, 2001, and 2000:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	753,443	$ 9.52	642,443	$ 9.71	565,443	$ 10.34
Granted	158,500	9.58	130,000	8.47	130,000	8.00
Exercised	(2,000)	8.56	---	---	---	---
Expired	(3,000)	11.50	(19,000)	8.75	(53,000)	12.22
Outstanding at end of year	906,943	$ 9.53	753,443	$ 9.52	642,443	$ 9.71
Options exercisable	733,443	$ 9.59	603,443	$ 9.82	509,943	$ 10.13

Based on the Black-Scholes pricing model, the weighted-average fair value of options on the date of grant, which were granted in 2002, 2001, and 2000, was $0.62, $0.25, and $0.54, respectively.

The following table summarizes information about the Company's stock option plans outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002	Weighted-Average Exercise Price
$ 8.00 - 8.63	416,943	6.4 yrs.	$ 8.33	366,943	$ 8.31
$ 8.64 - 9.59	212,500	8.4 yrs.	9.42	89,000	9.20
$ 9.60 - 13.56	277,500	3.3 yrs.	11.40	277,500	11.40
	906,943	5.9 yrs.	$ 9.52	733,443	$ 9.59

The 1994 Directors' Stock Ownership Plan, effective in January 1994, provides that directors of the Company, who are not salaried officers of the Company, are entitled to receive an annual director's fee of 750 shares. The number of shares entitled was amended to 1,000 shares effective January 1, 1996, amended to 1,500 shares effective January 1, 1997 and amended to 2,000 shares effective May 10, 2002. Alternatively, a director may elect to be paid a cash substitute, equal to 90% of the value of the shares for which the director elects the cash substitute, in lieu of all or part of the annual stock award. Under this Plan, there were 14,000 shares issued in 2002 and 9,000 shares issued each year in 2001 and 2000.

The Company adopted an Incentive Award Plan, effective January 1, 1994. The purpose of the Plan is to reward eligible officers of the Company on the basis of their contribution to the Company, and in particular on the basis of their contribution to the Company's achievement of planned growth in funds from operations per share. The Plan is administered by the Compensation Committee of the Board of Directors of the Company. An award under this Plan is payable by the Company one-half in cash and one-half in shares of common stock of the Company. The Company incurred compensation costs totaling $145,000 in 2002, $154,500 in 2001 and $121,000 in 2000.

NOTE G: RELATED PARTY TRANSACTIONS

On October 5, 2001, the Company completed the acquisition of Sizeler Real Estate Management Co., Inc. from Sizeler Realty Co., Inc. ("Sizeler Realty"). The purchase price for this acquisition was $3.05 million in cash. For the years ended 2001 and 2000, the Company paid Sizeler Real Estate Management Co., Inc. $2.8 million and $3.0 million in management fees, leasing commissions and reimbursed legal and administrative costs, respectively. Financial reporting requires that any difference between the net asset valuation of the assets acquired and the total of the purchase price plus acquisition costs be recognized as a non-recurring charge to operations. In compliance with reporting requirements, the Company recorded a non-recurring charge to operations (administrative expenses) of $1.2 million in the quarter ended December 31, 2001. A beneficial minority interest is directly owned in Sizeler Realty by an officer and director of the Company, and the balance is owned by members of the family of the officer's wife and residual entities of the estates of her mother and father. The following table summarizes the estimated fair values of the net assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 575,000
Other current assets	57,000
Office equipment	112,000
Valuation of third party management contracts	1,558,000
Total assets acquired	2,302,000
Current liabilities	(167,000)
Net assets acquired	$ 2,135,000

Property and equipment includes building improvements and office equipment, which are being depreciated over their estimated useful lives of five years. The third party management contracts will be accounted for under FASB Statement 142 (see Note A).

The Company also paid $14,000, $17,000 and $14,000 in 2002, 2001 and 2000, respectively, for engineering consulting fees and $9,000 in fees during 2002 to a majority-owned subsidiary of Sizeler Realty. During 2002, the Company received management fees and commissions of approximately $461,000 from various entities in which a director and officer of the Company has an interest.

The Company leases approximately 14,000 s.f. at the Westland Shopping Center to Sizeler Realty. Under this lease, Sizeler Realty paid annual rent, including expense reimbursements, of $111,000 in 2002, $105,000 in 2001, and $103,000 in 2000. The term of the lease expires January 31, 2007 and the lease provides for one remaining five-year renewal option.

The Company holds its interest in the Westland Shopping Center pursuant to a long -term ground lease with Westland Shopping Center LLC (the "LLC"), expiring on December 31, 2046. The LLC is owned by an entity of which an officer and director and his wife and her brother and her brother's wife own interests. The Company was charged ground rent of $65,000 in 2002, $61,000 in 2001 and $55,000 in 2000.

In March 1991, the Company purchased a 50% interest in the Southwood Shopping Center ("Southwood") from Sizeler Realty (LaPalco), Inc. ("LaPalco"), a wholly-owned subsidiary of Sizeler Realty, for $900,000. Southwood is subject to a long-term ground lease from an entity in which an officer and director and his wife and her brother and her brother's wife own interests, expiring on March 31, 2031. The rent under the ground lease is 50% of cash flow (after debt service and certain other adjustments) up to a maximum of $225,000, and in the event the rental payment shall reach $225,000 in any year, it shall remain fixed at $225,000 for each year thereafter. Ground rent in the amount of $27,000 was payable under the lease agreement in 2002. No ground rent was payable in 2001, while $22,000 was payable in 2000. LaPalco is the primary obligor on a mortgage note payable, guaranteed by Sizeler Realty, which LaPalco is solely obligated to pay out of its partnership distributions or other sources. At December 31, 2002, the balance of the mortgage note payable was $952,000. Although the Company is not an obligor on the mortgage note payable, the partnership's interest in Southwood is subordinated to the mortgage encumbering the property.

An officer and director of the company is a director of Hibernia National Bank ("Hibernia") and Hibernia Corporation. At December 31, 2002, $30,000,000 of the Company's $65,000,000 of bank lines of credit was provided by Hibernia. The Company had borrowings under this line totaling $100,000 at December 31, 2002. At December 31, 2001, $15,000,000 of the Company's $50,000,000 bank lines of credit was provided by Hibernia. The Company had borrowings under this line totaling $1,102,000 at December 31, 2001.

NOTE H: DIVIDEND DISTRIBUTION

The quarterly common stock dividends paid in 2002, 2001, and 2000 for federal income tax purposes were as follows:

	2002		2001		2000	
	Total	Per Share	Total	Per Share	Total	Per Share
Ordinary income	$ 3,990,000	$ 0.31	$ 4,914,000	$ 0.54	$ 4,293,000	$ 0.54
Return of capital	7,852,000	0.61	2,181,000	0.30	2,941,000	0.37
Capital gain	---	---	506,000	0.08	---	---
	$ 11,842,000	$ 0.92	$ 7,601,000	$ 0.92	$ 7,234,000	$ 0.91

The Company paid $410,000 in preferred dividends on its Series B Cumulative Redeemable Preferred Stock in 2002, all of which was classified as ordinary income for federal income tax purposes.

NOTE I: SUBSEQUENT EVENTS

On February 1, 2003, the Company increased its bank lines of credit to $75,000,000.

On February 17, 2003, the Company paid a $.609375 per share dividend on its 9.75% Series B Cumulative Redeemable Preferred Stock, payable to shareholders of record on January 31, 2003.

On March 6, 2003, the Company paid a $.23 per share quarterly dividend to shareholders of record as of February 28, 2003.

NOTE J: CASH FLOWS

In the second quarter of 2002, the Company closed the sale of $29,300,000 in principal amount of its 9.0% convertible subordinated debentures due July 15, 2009, and 305,320 shares of its 9.75% Series B cumulative redeemable preferred stock (at $25 per share). Gross cash proceeds of these offerings were $36,933,000. These proceeds after payment of issuance costs were used to retire the Company's 8.0% convertible subordinated debentures due July 15, 2003 and for general corporate purposes.

In December 2001, the Company raised approximately $29 million of new equity from the public offering of new common stock. These proceeds were used to reduce floating rate bank debt, which decreased from $35.7 million at year-end 2000 to $2.4 million at year-end 2001.

During the year 2000, the Company completed $30 million of additional long-term, fixed rate, non-recourse financing, involving its multi-family properties. These proceeds were used to reduce floating rate bank debt, which decreased from $60.0 million at year-end 1999 to $35.7 million at year-end 2000.

In accordance with industry practice and Company policy the Company capitalized $490,000 in interest costs in 2002, $307,000 in 2001 and $494,000 in 2000.

NOTE K: COMMITMENTS AND CONTINGENCIES

The Company's officers defer a portion of their current compensation. Total charges to earnings associated with such deferred compensation were $121,000, $130,000 and $126,000 in 2002, 2001, and 2000, respectively.

The Company, from time to time, may be subject to litigation arising from the ordinary course of its business. Management, based on advice of external counsel, does not believe that any existing litigation involving the Company will materially affect its financial condition or future results of operations.

NOTE L: SHAREHOLDER RIGHTS PLAN

On August 6, 1998, the Company's Board of Directors adopted a replacement shareholder rights plan ("Plan") to supersede a shareholder rights plan which had been in effect since 1989. Simultaneously, the board declared a dividend distribution of one purchase right ("Right") for each share of the Company's Common Stock outstanding at the close of business August 27, 1998, or subsequently issued. Each Right entitles the holder to purchase 1/1,000 of a share of a new Series A Preferred Stock of the Company ("Preferred Stock").

The Rights become exercisable upon the earlier of (i) the date of the Company's public announcement that a person or affiliated group has acquired, or obtained the right to, beneficial ownership of 15% or more of the Company's Common Stock; (ii) ten business days following the commencement of a tender offer that would result in a person or affiliated group owning 30% or more of the Company's Common Stock; or (iii) ten business days after the Company's Board of Directors determines that a person or affiliated group has become the beneficial owner of at least 10% of the Company's Common Stock and that ownership (a) is intended to cause pressure on the Company to take action or enter into a transaction or transactions intended to provide such persons with short-term financial gain under circumstances where the best long-term interests of the Company and its shareholders would not be served, or (b) is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company (including but not limited to jeopardizing the Company's status as a real estate investment trust, impairing relationships with the Company's tenants, customers, lenders, providers of financial and other services, or regulators or impairing the Company's ability to maintain its competitive position).

The exercise price of a Right has been established at $40, subject to adjustment as provided in the Plan. Once exercisable, each Right would entitle the holder to purchase Preferred Stock having a value equal to two times the value of the Right. The Rights expire on August 27, 2008.

NOTE M: DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies and are described in the following paragraphs.

Fair value estimates are subject to certain inherent limitations. Estimates of fair value are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of amounts the Company might realize in actual market transactions. Estimates of fair value are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amounts of cash and cash equivalents, accounts receivable and accrued revenue, accounts payable, accrued expenses and deposits approximate fair value because of the short maturity of these items. The carrying amounts of notes payable outstanding under the Company's lines of credit with commercial banks approximate fair value because the interest rates on these instruments change with market interest rates.

The carrying values and respective fair market values of the Company's mortgage notes payable and 9% convertible subordinated debentures are presented below. The estimated fair values of the mortgage notes were calculated as the net present value of the total payments through the loan term discounted using rates available to the Company for issuance of similar debt with similar terms at year-end 2002. The estimated fair values of the convertible subordinated debentures were calculated using year-end market quotes obtained from the New York Stock Exchange.

	Carrying Value	Estimated Fair Market Value
Mortgage notes payable		
2002	$ 108,883,000	$ 119,614,000
2001	111,223,000	113,121,000
Convertible subordinated debentures		
2002	$ 56,599,000	$ 57,731,000
2001	61,878,000	60,950,000

NOTE N: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized (unaudited) quarterly financial data for the years ended 2002 and 2001 are as follows (in thousands, except per share data):

	Three months ended in 2002			
	March 31	June 30	September 30	December 31
Revenues	$ 13,135	$ 13,132	$ 13,133	$ 13,387
Income from operations	$ 4,497	$ 4,099	$ 3,958	$ 3,820
Net income	$ 1,191	$ 401	$ 747	$ 503
Net income per common share	$ 0.09	$ 0.02	$ 0.05	$ 0.02
Shares outstanding	12,236	12,990	13,091	13,090
	Three months ended in 2001			
	March 31	June 30	September 30	December 31
Revenues	$ 13,156	$ 13,076	$ 13,069	$ 13,255
Income from operations	$ 4,645	$ 4,553	$ 4,495	$ 3,244
Net income (loss) (Note G)	$ 663	$ 696	$ 1,260	$ (416)
Net income (loss) per share	$ 0.09	$ 0.08	$ 0.15	$ (0.05)
Shares outstanding	8,107	8,203	8,299	8,638

SCHEDULE II

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2002, 2001, and 2000

COLUMN A	COLUMN B Balance at Beginning of Period	COLUMN C Additions Charged to Operations	COLUMN D Deductions	COLUMN E Balance at End of Period
Year ended December 31, 2002				
Allowance for doubtful accounts	$ 165,000	$ 79,000	$ 128,000	$ 116,000
Year ended December 31, 2001				
Allowance for doubtful accounts	$ 331,000	$ 144,000	$ 310,000	$ 165,000
Year ended December 31, 2000				
Allowance for doubtful accounts	$ 430,000	$ 141,000	$ 240,000	$ 331,000

SCHEDULE III

SIZELER PROPERTY INVESTORS, INC. AND SUBSIDIARIES
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2002

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at Close of Period						Life on which Depreciation in Latest Income Statement is Computed
Description	Encumbrance	Land	Buildings & Improvements	Net Improvements	Land	Buildings & Improvements	Total	Accumulated Depreciation	Date of Construction	Date Acquired	
Regional enclosed malls:											
Hammond Square	$ ---	$ 2,574,000	$ 23,664,000	$ 4,386,000	$ 3,917,000	$ 26,707,000	$ 30,624,000	$ 11,631,000	1978, 1992,1995	1987	10-40 yrs
North Shore Square	18,131,000	4,000,000	30,150,000	5,615,000	4,109,000	35,656,000	39,765,000	10,307,000	1986, 1995, 2001, 2002	1994	10-40 yrs
Southland	---	2,408,000	28,289,000	14,030,000	2,485,000	42,242,000	44,727,000	16,949,000	1970, 1981, 1994	1986	10-40 yrs
	18,131,000	8,982,000	82,103,000	24,031,000	10,511,000	104,605,000	115,116,000	38,887,000			
Power shopping centers:											
Lantana Plaza	---	6,000,000	14,107,000	2,988,000	6,053,000	17,042,000	23,095,000	4,093,000	1992, 1999	1993	10-40 yrs
Town and Country	---	860,000	3,194,000	8,258,000	1,502,000	10,810,000	12,312,000	1,148,000	1989, 2000, 2001,2002	1993	10-40 yrs
Westward	---	5,676,000	13,506,000	3,734,000	5,676,000	17,240,000	22,916,000	5,257,000	1961, 1990, 1995, 2000	1992	10-40 yrs
	---	12,536,000	30,807,000	14,980,000	13,231,000	45,092,000	58,323,000	10,498,000			
Community shopping centers:											
Airline Park	---	977,000	1,037,000	1,368,000	977,000	2,405,000	3,382,000	637,000	1973, 1986, 2001	1987	10-40 yrs
Azalea Gardens	---	574,000	806,000	641,000	574,000	1,447,000	2,021,000	589,000	1950, 1986, 2002	1987	10-40 yrs
Colonial	---	554,000	555,000	811,000	559,000	1,361,000	1,920,000	625,000	1967, 1987, 1999	1987	10-40 yrs
Gonzales Plaza	---	713,000	4,381,000	1,165,000	721,000	5,538,000	6,259,000	1,624,000	1989, 2001, 2002	1991	10-40 yrs
Rainbow Square	2,814,000	970,000	4,443,000	226,000	984,000	4,655,000	5,639,000	1,905,000	1986, 2001	1988	10-40 yrs
Weeki Wachee	---	2,185,000	4,179,000	895,000	2,149,000	5,110,000	7,259,000	1,850,000	1987, 2000,2002	1988	10-40 yrs
Westgate	---	1,809,000	2,162,000	2,023,000	1,774,000	4,220,000	5,994,000	1,593,000	1964, 1987, 2001	1987	10-40 yrs
Westland (e)	---	---	3,068,000	2,279,000	---	5,347,000	5,347,000	2,344,000	1966, 1990, 1999	1987	10-40 yrs
	2,814,000	7,782,000	20,631,000	9,408,000	7,738,000	30,083,000	37,821,000	11,167,000			
Apartments:											
Bel Air	4,025,000	500,000	3,674,000	1,689,000	500,000	5,363,000	5,863,000	1,771,000	1968, 1974	1992	10-40 yrs
Bryn Mawr	9,520,000	1,575,000	9,020,000	1,647,000	1,653,000	10,589,000	12,242,000	2,848,000	1991, 1999	1993	10-40 yrs
Colonial Manor	---	212,000	771,000	521,000	212,000	1,292,000	1,504,000	583,000	1967, 1994	1987	10-40 yrs
Garden Lane	5,526,000	500,000	3,117,000	2,853,000	500,000	5,970,000	6,470,000	1,998,000	1966, 1971, 1999	1992	10-40 yrs
Georgian	---	839,000	2,420,000	2,327,000	839,000	4,747,000	5,586,000	1,598,000	1951, 1980, 1993	1992	10-40 yrs
Governors Gate	10,530,000	499,000	---	14,262,000	499,000	14,262,000	14,761,000	2,184,000	1999	1998	10-40 yrs
Hampton Park	7,058,000	1,305,000	6,616,000	3,659,000	1,156,000	10,424,000	11,580,000	3,792,000	1977, 1995	1993	10-40 yrs
Jamestown	4,096,000	712,000	4,035,000	1,310,000	712,000	5,345,000	6,057,000	1,470,000	1971 - 1972	1995	10-40 yrs
Lafayette Square	15,231,000	2,632,000	14,282,000	8,251,000	2,458,000	22,707,000	25,165,000	8,177,000	1969 – 1972, 1995, 1999	1993	10-40 yrs
Lakeview Club	16,500,000	4,400,000	23,200,000	2,514,000	4,436,000	25,678,000	30,114,000	6,335,000	1992	1994	10-40 yrs
Magnolia Place	3,931,000	75,000	2,050,000	1,109,000	175,000	3,159,000	3,334,000	1,098,000	1984	1991	10-40 yrs
Pine Bend	3,025,000	450,000	3,029,000	1,756,000	450,000	4,785,000	5,235,000	1,429,000	1979	1992	10-40 yrs
Steeplechase	4,307,000	594,000	3,328,000	1,494,000	594,000	4,822,000	5,416,000	1,594,000	1982	1992	10-40 yrs
Woodcliff	4,189,000	695,000	4,047,000	1,566,000	695,000	5,613,000	6,308,000	1,893,000	1977, 1999	1993	10-40 yrs
	87,938,000	15,088,000	79,589,000	44,958,000	14,879,000	124,756,000	139,635,000	36,770,000			
Construction Projects	---	1,799,000	6,767,000	---	1,799,000	6,767,000	8,566,000	---			
Undeveloped Land	---	4,921,000	57,000	673,000	5,593,000	58,000	5,651,000	---			
TOTAL	$ 108,883,000	$ 51,108,000	$ 219,954,000	$ 94,050,000	$ 53,751,000	$ 311,361,000	$ 365,112,000	$ 97,322,000			

Note: This schedule does not include the Company's 50% interest in a real estate partnership.

SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION -- (Continued)

Note (a) Changes in real estate owned were as follows:

	2002	2001	2000
Balance at beginning of year	$ 349,437,000	$ 348,759,000	$ 338,389,000
Additions during year:			
Investments in land	892,000	361,000	1,647,000
Improvements	14,783,000	317,000	8,723,000
Balance at end of year	$ 365,112,000	$ 349,437,000	$ 348,759,000

Note (b) Changes in accumulated depreciation of real estate assets owned were as follows:

	2002	2001	2000
Balance at beginning of year	$ 86,627,000	$ 76,727,000	$ 66,162,000
Additions during year:			
Depreciation on real estate assets	10,695,000	9,900,000	10,565,000
Balance at end of year	$ 97,322,000	$ 86,627,000	$ 76,727,000

Note (c) The income tax basis of real estate, net of accumulated tax depreciation, was approximately $279,757,000 at December 31, 2002.

Note (d) Depreciation is provided by the straight-line method over the estimated useful lives, which are as follows:

Buildings and improvements	10 - 40 years
Parking lots	20 years
Tenant improvements	Lease term

Note (e) The Company holds its interest in the Westland Shopping Center under a long-term ground lease.

FORM 10-K EXHIBITS

3.1	Articles of Incorporation	Incorporated by Reference (16)
3.2	By-Laws, as amended	Incorporated by Reference (17)
4.0A	Form of Certificate for Common Stock, $.01 par value	Incorporated by Reference (3)
4.1A	Indenture for the Registrant's 9% Convertible Subordinated Debentures, due 2009	Incorporated by Reference (18)
4.2A	Debenture for the Registrant's 9% Convertible Subordinated Debentures, due 2009	Incorporated by Reference (18)
4.3A	Articles supplementary creating the Registrant's 9.75% Series B Cumulative Redeemable Preferred Stock	Incorporated by Reference (18)
10.1A	Management Agreement	Incorporated by Reference (1)
10.1B	Amendment No. 1 to Management Agreement	Incorporated by Reference (3)
10.1C	Amendment No. 2 to Management Agreement	Incorporated by Reference (4)
10.1D	Amendment No. 3 to Management Agreement	Incorporated by Reference (8)
10.1E	Amendment No. 5 to Management Agreement	Incorporated by Reference (10)
10.1F	Amendment No. 4 to Management Agreement	Incorporated by Reference (14)
10.1G	Amendment No. 6 to Management Agreement	Incorporated by Reference (14)
10.1H	Amendment No. 7 to Management Agreement	Incorporated by Reference (14)
10.2	Form of Indemnification Agreement (which the Company has entered into with each officer and director)	Incorporated by Reference (1)
10.3	Form of Right of First Refusal which has been entered into by the Company and each of Sidney W. Lassen and Sizeler Realty Co., Inc.	Incorporated by Reference (2)
10.4	The Company's 1986 Stock Option Plan, as amended through January 25, 1991*	Incorporated by Reference (8)
10.5	Form of Deferred Compensation Agreement (the Company has such an agreement with Sidney W. Lassen)*	Incorporated by Reference (9)
10.6	The Company's 1989 Directors Stock Option Plan*	Incorporated by Reference (5)
10.7	Sizeler Property Investors, Inc. Incentive Award Plan*	Incorporated by Reference (12)
10.8	First Amendment to the Sizeler Property Investors, Inc. Incentive Award Plan*	Incorporated by Reference (12)
10.9	Sizeler Property Investors, Inc. 1994 Directors' Stock Ownership Plan, as amended*	Incorporated by Reference (15)
10.10	Agreement, as stated, between the Company and Sidney W. Lassen*	Incorporated by Reference (19)
10.11	Agreement, as stated, between the Company and Thomas A. Masilla, Jr.* (The Company also has a Compensation Plan Agreement with James W. Brodie, which is identical to Mr. Masilla's Agreement)	Incorporated by Reference (19)
10.12	Non-Elective Deferred Compensation Agreement between Company and Thomas A. Masilla, Jr. (The Company also has Non-Elective Deferred Compensation Agreements with Sidney W. Lassen, James W. Brodie and Charles E. Miller, Jr., which are identical to Mr. Masilla's Agreement).*	Incorporated by Reference (13)
10.13	The Company's 1996 Stock Option Plan, as amended*	Incorporated by Reference (15)
19.1	Shareholder Rights Agreement dated as of August 6, 1998	Incorporated by Reference (6)
19.2	Amendment No. 1 to Shareholder Rights Agreement	Incorporated by Reference (8)
21	List of Subsidiaries	Filed herewith
23.1	Consent of KPMG LLP	Filed herewith
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Sidney W. Lassen	Filed Herewith

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Charles E. Miller, Jr.	Filed Herewith

(1) Incorporated by reference to the exhibits filed on November 5, 1986, with the Company's original registration statement on Form S-11 (No. 33-9973).
(2) Incorporated by reference to the exhibits filed on November 24, 1986, with Amendment No. 1 to the Company's registration statement on Form S-11.
(3) Incorporated by reference to the exhibits filed on January 14, 1987, with Amendment No. 3 to the Company's registration statement on Form S-11.
(4) Incorporated by reference to the exhibits filed on February 6, 1987, with Post-Effective Amendment No. 1 to the Company's registration statement on Form S-11.
(5) Incorporated by reference to the Exhibit A to the Company's Proxy Statement, dated March 23, 1989.
(6) Incorporated by reference to the exhibit to the Company's Form 8-A, filed on August 26, 1998.
(7) Incorporated by reference to the Exhibit A to the Company's Proxy Statement, dated April 5, 1991.
(8) Incorporated by reference to the exhibits filed with the Company's Form 10-K for the year ended December 31, 1990.
(9) Incorporated by reference to the exhibits filed with the Company's Form 10-K for the year ended December 31, 1991.
(10) Incorporated by reference to the exhibits filed with the Company's Form 10-K for the year ended December 31, 1992.
(11) Incorporated by reference to the exhibits filed with the Company's Form 8-K dated May 26, 1993.
(12) Incorporated by reference to the exhibits filed on March 7, 1994, with the Company's registration statement on Form S-3 (No. 33-76134).
(13) Incorporated by reference to the exhibits filed with the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
(14) Incorporated by reference to the exhibits filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1995.
(15) Incorporated by reference to the exhibits to the Company's definitive proxy material for its 1997 Annual Meeting of Stockholders.
(16) Incorporated by reference to the exhibits filed with the Company's Form 8-K dated June 26, 2001.
(17) Incorporated by reference to the exhibits filed on October 25, 2001 with the Company's Registration Statement on Form S-4 (No. 333-72208).
(18) Incorporated by reference to the exhibits filed with the Company's Form 8-K filed on May 8, 2002.
(19) Incorporated by reference to the exhibits filed with the Company's Form 10-K for the year ended December 31, 2001, dated March 29, 2002.

* Management compensation plan agreements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

SIZELER PROPERTY INVESTORS, INC.

By: /s/ CHARLES E. MILLER, JR.
Charles E. Miller, Jr.
Chief Financial Officer

Date: March 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ SIDNEY W. LASSEN Sidney W. Lassen	Chairman of the Board (Chief Executive Officer)	March 28, 2003
By:	/s/ THOMAS A. MASILLA Thomas A. Masilla, Jr.	Vice-Chairman of the Board and President (Principal Operating Officer)	March 28, 2003
By:	/s/ CHARLES E. MILLER, JR. Charles E. Miller, Jr.	Chief Financial Officer (Principal Financial Officer)	March 28, 2003
By:	/s/ J. TERRELL BROWN J. Terrell Brown	Director	March 28, 2003
By:	/s/ FRANCIS L. FRAENKEL Francis L. Fraenkel	Director	March 28, 2003
By:	/s/ HAROLD B. JUDELL Harold B. Judell	Director	March 28, 2003
By:	/s/ JAMES W. MCFARLAND James W. McFarland	Director	March 28, 2003
By:	/s/ RICHARD L. PEARLSTONE Richard L. Pearlstone	Director	March 28, 2003
By:	/s/ THEODORE H. STRAUSS Theodore H. Strauss	Director	March 28, 2003
By:	/s/ WILLIAM G. BYRNES William G. Byrnes	Director	March 28, 2003

CERTIFICATIONS

I, Sidney W. Lassen, certify that:

1. I have reviewed this annual report on Form 10-K of Sizeler Property Investors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

SIDNEY W. LASSEN
Sidney W. Lassen
Chief Executive Officer

I, Charles E. Miller, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Sizeler Property Investors, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

CHARLES E. MILLER, JR.
Charles E. Miller, Jr.
Chief Financial Officer

BOARD OF DIRECTORS

SIDNEY W. LASSEN
Chairman, Sizeler Property Investors, Inc.

THOMAS A. MASILLA, JR.
Vice Chairman, Sizeler Property Investors, Inc.

J. TERRELL BROWN
Chairman of GMFS, LLC

WILLIAM G. BYRNES
Chairman of BuzzMetrics

FRANCIS L. FRAENKEL
Managing Director, Neuberger Berman

HAROLD B. JUDELL
Senior Partner, Foley & Judell

JAMES W. MCFARLAND
Dean, A. B. Freeman School of Business - Tulane University

RICHARD L. PEARLSTONE
President, The Pearlstone Group, Inc.

THEODORE H. STRAUSS
Senior Managing Director, Bear, Stearns & Co., Inc.

OFFICERS

SIDNEY W. LASSEN
Chairman and Chief Executive Officer

THOMAS A. MASILLA, JR.
Vice Chairman, President and Principal Operating Officer

Asset Management
JAMES W. BRODIE
Secretary and Vice President, Acquisitions, Development and Apartments

I. MARC DUSANG, JR.
Vice President, Retail

Financial Management
CHARLES E. MILLER, JR.
Chief Financial Officer

ROSS A. BURKENSTOCK
Controller

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PROGRAM

The Direct Stock Purchase and Dividend Reinvestment Plan offers a convenient way to purchase shares of Sizeler Property Investors, Inc. The Bank of New York (BNY) administers the plan. As agent, BNY will reinvest dividends and additional cash amounts in shares of the Company's common stock. For more information contact BNY as indicated below:

The Bank of New York
Phone: 1-800-524-4458

Address shareholder inquiries to:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286

E-mail Address:
Shareowner-svcs@bankofny.com

Stock Transfer Website: http://stock.bankofny.com

Send certificates for transfer and address changes to:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

SIZELER PROPERTY INVESTORS, INC.

2542 Williams Boulevard

Kenner, LA 70062

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